Exhibit 99.1
AEI
Unaudited Condensed Consolidated Financial
Statements as of June 30, 2010 and
December 31, 2009 and for the Three and Six
Months Ended June 30, 2010 and 2009

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
	2010	2009
	(Millions of dollars
	(U.S.), except share
	and par value data)
ASSETS
Current assets:
Cash and cash equivalents	$623	$583
Restricted cash	107	77
Accounts and notes receivable:
Trade (net of allowance of $57 and $57, respectively)	744	722
Unconsolidated affiliates	9	13
Inventories	109	126
Current assets of discontinued operations	—	504
Prepaids and other current assets	425	356

Total current assets	2,017	2,381
Property, plant and equipment, net	4,042	3,757
Investments in and notes receivable from unconsolidated affiliates	1,120	1,160
Goodwill	333	301
Intangibles, net	367	358
Noncurrent assets of discontinued operations	—	1,005
Other assets	1,364	1,263

Total assets	$9,243	$10,225

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$443	$450
Unconsolidated affiliates	44	29
Current portion of long-term debt, including related party	607	473
Current liabilities of discontinued operations	—	417
Accrued and other liabilities	730	745

Total current liabilities	1,824	2,114
Long-term debt, including related party	2,609	2,664
Deferred income taxes	151	88
Noncurrent liabilities of discontinued operations	—	533
Other liabilities	1,429	1,381
Commitments and contingencies
Equity:
Common stock, $0.002 par value, 5,000,000,000 shares authorized; 243,996,334 and 244,113,499 shares issued and outstanding	—	—
Additional paid-in capital	1,942	1,966
Retained earnings	810	577
Accumulated other comprehensive income	211	289

Total shareholders’ equity attributable to AEI	2,963	2,832
Equity attributable to noncontrolling interests	267	613

Total equity	3,230	3,445

Total liabilities and equity	$9,243	$10,225

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three		For the Six
	Months Ended		Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.),
	except per share data

Revenues	$1,127	$883	$2,283	$1,796

Costs of sales	703	546	1,425	1,099

Operating expenses:
Operations, maintenance, and general and administrative expenses	197	138	383	272
Depreciation and amortization	59	55	115	107
Taxes other than income	8	5	17	12
(Gain) loss on disposition of assets	(7)	5	(3)	10

Total operating expenses	257	203	512	401

Equity income from unconsolidated affiliates	25	23	52	50

Operating income	192	157	398	346

Other income (expense):
Interest income	20	17	37	32
Interest expense	(74)	(67)	(139)	(133)
Foreign currency transaction gain (loss), net	—	9	(3)	2
Gain (loss) on early retirement of debt	(1)	3	(1)	3
Other income, net	8	56	14	58

Total other income (expense)	(47)	18	(92)	(38)

Income before income taxes	145	175	306	308
Provision for income taxes	56	37	118	108

Net income from continuing operations	89	138	188	200
Discontinued operations:
Income from discontinued operations	12	57	47	40
Gain from disposal of discontinued operations	79	—	79	—
Provision for income taxes	4	14	12	19

Net income from discontinued operations	87	43	114	21

Net income	176	181	302	221

Less: Net income from continuing operations — noncontrolling interests	22	24	43	37
Less: Net income from discontinued operations — noncontrolling interests	6	32	26	16

Net income attributable to AEI	$148	$125	$233	$168

Basic earnings per share:
Net income from continuing operations attributable to AEI	$0.28	$0.49	$0.60	$0.71
Net income from discontinued operations attributable to AEI	0.33	$0.05	$0.36	$0.02

Net income attributable to AEI	$0.61	$0.54	$0.96	$0.73

Diluted earnings per share:
Net income from continuing operations attributable to AEI	$0.28	$0.48	$0.60	$0.70
Net income from discontinued operations attributable to AEI	0.33	$0.05	0.36	0.02

Net income attributable to AEI	$0.61	$0.53	$0.96	$0.72

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30,
	2010	2009
	(Millions of dollars (U.S.))
Cash flows from operating activities:
Net income	$302	$221
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132	129
Deferred revenues and charges	(26)	33
Deferred income taxes	6	24
Equity earnings from unconsolidated affiliates	(53)	(50)
Distributions from unconsolidated affiliates	34	11
Foreign currency transaction (gain) loss, net	3	(6)
(Gain) loss on disposition of assets, including discontinued operations	(82)	10
(Gain) loss on early retirement of debt	1	(3)
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	(42)	8
Accounts payable, trade	(4)	(24)
Inventories	(8)	(2)
Prepaids and other current assets	(5)	3
Regulatory assets and liabilities	22	11
Other	10	(69)

Net cash provided by operating activities	290	296

Cash flows from investing activities:
Proceeds from sale of investments and discontinued operations	278	60
Capital expenditures	(284)	(166)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(77)	(22)
Cash and cash equivalents acquired	6	—
Decrease in restricted cash	36	57
Increase in restricted cash	(74)	(31)
Decrease in cash and cash equivalents from deconsolidation of subsidiaries	(95)	—
Proceeds from maturity of short-term investments	23	6
Other	(1)	(8)

Net cash used in investing activities	(188)	(104)

Cash flows from financing activities:
Issuance of debt	802	494
Repayment of debt	(808)	(861)
Dividends paid to noncontrolling interests	(109)	(39)
Purchase of subsidiary shares from noncontrolling interests	(36)	—
Other	(10)	(6)

Net cash used in financing activities	(161)	(412)

Effect of exchange rate changes on cash	—	8

Decrease in cash and cash equivalents	(59)	(212)
Cash and cash equivalents, beginning of period	682	736

Cash and cash equivalents, end of period	$623	$524

Cash payments for income taxes, net of refunds	$93	$79

Cash payments for interest, net of amounts capitalized	$97	$116

Non-cash exchange of related party debt for common shares	$—	$118

Non-cash payments for acquisitions	$—	$31

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)
1.  BASIS OF PREPARATION
Because the interim unaudited condensed consolidated financial statements and notes do not include all of the information and notes required by GAAP in the U.S. for annual financial statements, the unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with the consolidated financial statements and notes in AEI’s Form 20-F for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission. These unaudited condensed consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the financial position and results of operations of the Company. Amounts reported in the interim unaudited condensed consolidated statements of operations are not necessarily indicative of amounts expected for the respective annual periods due to the effects of seasonal variations on energy consumption, regulatory ruling, the timing of maintenance on generating units, changes in mark-to-market valuations, changing commodity prices, foreign currency exchange rates and other factors.
AEI (the “Parent Company”), together with its consolidated subsidiaries, manages, operates and owns interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry through a number of holding companies, management services companies (collectively, “Holding Companies”), and operating companies (collectively, the “Company”).
The operating companies of AEI as of June 30, 2010 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment
Baicheng New Energy Development Co., Ltd. (“Baicheng”)(a)	67.00	Consolidated	China	Power generation
Chilquinta Energia S.A. (“Chilquinta”)(b)	50.00	Equity Method	Chile	Power distribution
Consorcio Eolico Amayo S.A. (“Amayo”)(a)(c)	60.92	Consolidated	Nicaragua	Power generation
Consorcio Eolico Amayo II, S.A. (“Amayo II”)(a)(c)	95.00	Consolidated	Nicaragua	Power generation
DHA Cogen Limited (“DCL”)	60.23	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“ENSA”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Nowa Sarzyna Sp. z.o.o. (“ENS”)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)	42.73	Equity Method	Argentina	Power generation
Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”)	77.10	Consolidated	Argentina	Power distribution
Empresa Energetica Corinto Ltd. (“Corinto”)	57.67	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(d)	100.00	Consolidated	Brazil	Power generation
Fenix Power Peru S.A. (“Fenix”)	87.46	Consolidated	Peru	Power generation
Gas Natural de Lima y Callao S.A. (“Calidda”)	80.85	Consolidated	Peru	Natural gas distribution
Gas Transboliviano S.A. (“GTB”)	34.65	Equity Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(d)	100.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(d)	100.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(e)	100.00	Consolidated	Dominican Republic	Power generation
Huatong (Shanghai) Investment Co. Ltd. (“Huatong”)(a)(f)	100.00	Consolidated	China	Natural gas distribution
Jaguar Energy Guatemala LLC (“Jaguar”)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Company (“JPPC”)	84.42	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(e)	100.00	Consolidated	Dominican Republic	Power generation

	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment
Peruvian Opportunity Company SAC (“POC”)(g)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)	52.13	Consolidated	Colombia	Natural gas transportation and services and Natural gas distribution
Puerto Quetzal Power LLC (“PQP”)	100.00	Consolidated	Guatemala	Power generation
Transportadora de Gas del Sur S.A. (“TGS”)	7.95	Cost Method	Argentina	Natural gas transportation and services
Tipitapa Power Company Ltd (“Tipitapa”)	57.67	Consolidated	Nicaragua	Power generation
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)	90.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(d)	100.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)	8.27	Cost Method	Brazil	Natural gas transportation and services

(a)	The Company’s initial or additional interest was acquired during 2010 (see Note 3).

(b)	The Company holds a 50% interest in a related service company of Chilquinta, Tecnored S.A. (“Tecnored”).

(c)	In May 2010, the Company acquired an additional 47.5% ownership interest in Amayo, which increased its interest to 60.92%, and a 95% ownership interest in Amayo II (see Note 3).

(d)	The four companies EPE, GOM, GOB and TBS comprise the integrated project “Cuiabá”.

(e)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.

(f)
In March 2010, the Company increased its ownership in the former subsidiary Beijing MacroLink Gas Co. Ltd (“BMG”) to 100% and integrated both of its China Gas businesses, BMG and Tongda Energy Private Limited (“Tongda”), into a newly formed company, Huatong. The Company has agreed to transfer 5% of the ownership interest in the integrated business to its former partner in BMG and, following the closing of this transaction in the second half of 2010, the Company will own 95% of the integrated business (see Note 3).

(g)	POC holds the interest in the operations referred to as “Luz del Sur”.
Discontinued Operations — On May 14, 2010, the Company sold its ownership interest in its subsidiary ProEnergia Internacional S.A. (“Proenergía”), which comprised its retail fuel business (see Note 3). The results of operations and the associated gain on the sale of Proenergia have been removed from the results of continuing operations for all periods presented and included as discontinued operations. The assets and liabilities as presented in the December 31, 2009 balance sheet have been reclassified and separately identified as discontinued.
2.  ACCOUNTING AND REPORTING CHANGES
Recently Adopted Accounting Standards
In December 2009, the FASB issued an update on ASC 810, “Consolidation”. This update (ASC 810-10) amends certain requirements associated with the consolidation of variable interest entities (“VIE”) to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This standard increases the use of qualitative considerations in identifying which entity in the VIE has a controlling financial interest that enables them to direct the activities that most significantly impact the entity’s economic performance. The provisions of this update were effective for interim and annual reporting periods beginning after November 15, 2009, and the Company adopted this update on January 1, 2010. Based on the evaluation performed by the Company in accordance with this update, the Company determined that there were no entities qualifying as VIEs.
In January 2010, the FASB issued ASU 2010-06 “Improving Disclosures About Fair Value Measurements” on ASC 820, “Fair Value Measurements and Disclosures”. This update adds new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The provisions of this update were effective for the interim or annual reporting period beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward activity in level 3 fair value measurements. Those disclosures are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the new disclosure requirements, however, there was no impact on the financial statements for the six months ended June 30, 2010.

In February 2010, the FASB issued ASU 2010-09 “Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements”. This update removes the requirements for an SEC filer to disclose the date through which subsequent events had been disclosed in both issued and revised financial statements. Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. All of the amendments were effective upon issuance. The Company adopted this update in February 2010, however, there is no impact on the financial statements for the six months ended June 30, 2010.
Recent Accounting Standards — to be Adopted
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition — Multiple-Deliverable Revenue Arrangements”, on ASC 605, “Revenue Recognition”. This update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Subtopic 605-25, Revenue Recognition – Multiple–Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue- generating activities. Specifically, this update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, this update expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. This update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this update as of January 1, 2011 and has not determined the impact, if any, on its consolidated financial statements.
Revision to Cash Flows
Subsequent to the issuance of the Company’s 2009 second quarter unaudited condensed consolidated financial statements, the Company’s management determined that restricted cash and short-term borrowings in the consolidated statements of cash flows should have been presented on a gross rather than on a net basis. The Company previously reported these items on a net basis. In the “cash flows from investing activities” and “cash flows from financing activities” sections of the consolidated statements of cash flows for the six months ended June 30, 2010 and 2009, the Company presents gross increases and decreases in restricted cash and gross borrowings for issuances and repayments of debt borrowings. The correction for these changes was not material to the Company’s unaudited condensed consolidated financial statements and had no impact on previously reported net income, financial position or net cash flows from investing activities and financing activities.
3.  ACQUISITIONS AND DISPOSALS
Acquisitions
2010 Acquisitions
Huatong — On March 17, 2010, the Company acquired the 30% ownership interest in BMG that it did not previously own for $35 million in cash and integrated both of its China Gas businesses, BMG and Tongda, into a newly formed company, Huatong. The Company agreed to transfer a 5% ownership interest in the integrated business to its former partner in BMG and, following the closing of this transaction in the second half of 2010, the Company will own 95% of the integrated business. The Company accounted for the acquisition as an equity transaction and the interests were contributed to Huatong at their existing carrying value.
Baicheng — On April 27, 2010, the Company acquired a 67% ownership interest in Baicheng, which owns a 50 megawatt (“MW”) wind farm under construction in the Jilin Province of China, for a purchase price of approximately $20 million in cash. AEI controls the board, appoints key management personnel and consolidated Baicheng beginning in the second quarter. The Company recorded $1 million of goodwill related to this transaction, which was accounted for as a business combination. The Company is in the process of finalizing its purchase price allocation.

Amayo and Amayo II — On May 10, 2010, the Company acquired for $19 million in cash an additional 47.5% ownership interest in Amayo, a 40 MW wind generation project located in Rivas province, Nicaragua, which increased its ownership interest in Amayo to 60.92%, and paid $14 million in cash for a 95% ownership interest in Amayo II, a 23 MW wind power generating project in Nicaragua, which is currently operational. These transactions were accounted for as business combinations and the Company is in the process of finalizing its purchase price allocation. The Company recorded $14 million and $5 million of goodwill as a result of the acquisitions of ownership interests in Amayo and Amayo II, respectively. The Company consolidated Amayo and Amayo II beginning in May 2010.
2009 Acquisitions
Nicaragua Energy Holdings — On January 1, 2009, AEI contributed its 50% interest in its subsidiary Corinto and its 100% interest in its subsidiary Tipitapa to Nicaragua Energy Holdings (“NEH”). Centrans Energy Services Inc. (“Centrans”) also contributed its 50% interest in Corinto and 49% of its 45% interest in Amayo to NEH. In November 2009, NEH acquired an additional 1.2% indirect interest in Amayo. As a result, AEI owns 57.67% and Centrans owns 42.33% of NEH. Centrans was given a call option that may be exercised at any time prior to December 8, 2013 to increase its interest in NEH up to 50.00%. The Company accounted for the exchange of ownership interests in Corinto and Tipitapa as an equity transaction and the interests were contributed to NEH at the carrying value. AEI consolidated NEH, which consolidates Corinto and Tipitapa, from January 1, 2009. The Company accounted for Amayo under the equity method from January 1, 2009 through April 2010.
EMDERSA — On May 29, 2009, AEI acquired from a third party a 19.91% interest in EMDERSA, an Argentine holding company that controls or owns an equity interest in three power distribution companies. AEI paid $29 million consisting of $7 million in cash and a contribution of 1,497,760 ordinary shares of AEI in exchange for the 19.91% ownership interest of EMDERSA. On August 27, 2009, AEI paid $7 million in cash to acquire an additional 4.5% ownership interest in EMDERSA. The Company accounted for EMDERSA as an equity method investment from May 29, 2009 to September 23, 2009. On September 24, 2009, AEI acquired an additional 25.61% ownership interest in EMDERSA for $41 million consisting of $21 million in cash and $20 million in promissory notes. Pursuant to the terms of the notes, $14 million in promissory notes were later exchanged for 903,253 ordinary shares of AEI and the remaining $6 million in promissory notes were repaid in cash in December 2009. Together these transactions increased AEI’s ownership interest in EMDERSA from 19.91% to 50.02%. The Company began to consolidate EMDERSA from September 24, 2009. On October 13, 2009, AEI acquired an additional 27.08% ownership interest in EMDERSA for $43 million, consisting of $37 million in cash and a $6 million promissory note, which was later exchanged, pursuant to the terms of the note, for 407,641 ordinary shares of AEI. This transaction increased AEI’s ownership interest in EMDERSA to 77.10%. The Company recorded a total of $3 million of goodwill and $78 million of intangibles, primarily concession rights, as a result of the acquisitions of ownership interests in EMDERSA. The Company is in the process of finalizing its purchase price allocation with regard to its tax basis balance sheet. In connection with these acquisitions, the Company was required under Argentine law to make a tender offer for the remaining outstanding shares of EMDERSA and has initiated this process. The Company expects this tender offer to close in the second half of 2010, subject to receipt of local regulatory and antitrust approvals.
Emgasud — AEI initially acquired a 28% interest in Emgasud on November 28, 2008 for $38 million. This transaction was effected through a capital contribution of $15 million to Emgasud and the acquisition of certain noncontrolling shareholder equity positions in exchange for 1,699,643 AEI ordinary shares. On December 23, 2008, AEI made a second capital contribution to Emgasud of $10 million in cash and increased its equity in Emgasud to 31.89%. On June 17, 2009, AEI paid $15 million in cash to acquire additional shares of Emgasud, which increased AEI’s ownership interest in Emgasud from 31.89% to 37%. In August 2009, the Company purchased a $15 million senior unsecured convertible note due in July 2012 from Emgasud. The note accrues interest at an interest rate of 19%. The proceeds of this note were used primarily to complete the development of the Energía Distribuida power generation project and related investments and for working capital and other operating expenses. Emgasud has not made an interest payment on this intercompany note due to liquidity issues. Should such liquidity issues continue, there could be a material adverse effect on the operations of Emgasud with a corresponding negative impact to the Company. In October and December 2009, the Company acquired through two transactions an additional 5.73% of ownership interests in Emgasud for a total of $20 million in cash which increased AEI’s ownership interest in Emgasud to 42.73%. The agreement with Emgasud which provided for the acquisition by AEI or its affiliates of a total interest in Emgasud of up to 61.41% was terminated on June 14, 2010.

Pending Transactions
Luz del Sur — On September 8, 2009, the Company signed agreements with certain shareholders of Luz del Sur pursuant to which the Company agreed to acquire an additional 13.65% in Luz del Sur in exchange for 7,225,958 ordinary shares of AEI. The closing of this transaction is subject to certain conditions, including the listing of AEI shares on an approved exchange, including the NYSE. Under a shareholder agreement with our joint venture partner, the partner has the right to participate pro rata in this acquisition. Our partner has exercised this right. Therefore, the Company will only acquire an additional 6.83% of Luz del Sur if the transaction is completed.
Dispositions
Proenergía — On May 14, 2010, the Company signed an agreement to sell its 52.1% ownership interest in Proenergía to a third party for $265 million, consisting of $240 million in cash and $25 million in notes receivables. The purchase and sale agreement provided for the immediate transfer of a 47.2% ownership to the new owner and an option for AEI to sell, and an option for the third party to acquire, subject to certain terms and conditions, AEI’s remaining interest in Proenergía (approximately 5%). The Company recorded a net gain of $79 million in the second quarter of 2010, net of $0 million in taxes. Beginning in the second quarter of 2010, Proenergía was accounted for as discontinued operations. Proenergía is a Colombian retail fuel company that was a subsidiary of Promigas until July 2009, at which time it was spun off as a separate subsidiary of AEI.
The operating results of Proenergía for the three and six months ended June 30, 2010 and 2009 are shown below:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Millions of dollars (U.S.)
Revenues	$438	$982	$1,714	$1,925

Income before taxes	12	57	47	40
Provision for income taxes	4	14	12	19

Income from operations of discontinued operations	8	43	35	21
Gain on sale of discontinued operations	79	—	79	—

Net income from discontinued operations	87	43	114	21
Net income from discontinued operations — noncontrolling interests	6	32	26	16

Net income from discontinued operations attributable to AEI	$81	$11	$88	$5

Details of balance sheet items for Proenergía are shown below:

December 31,
2009
Millions of
dollars (U.S.)
Total current assets	$504
Property, plant and equipment, net	443
Goodwill	362
Intangibles, net	131
Other assets	69

Total assets	$1,509

Total current liabilities	$417
Long-term debt	441
Other liabilities	92

Total liabilities	$950

Equity attributable to noncontrolling interests	$329

Accroven — On June 15, 2010, the Company sold its equity method investment Accroven to a third party for $107 million, consisting of $13 million in cash, a $30 million short-term receivable collected in August 2010 and $64 million in six promissory notes payable quarterly at an interest rate of 9.49%. The Company will recognize any potential gain associated with the promissory notes in the transaction upon receipt, as the collection is not considered reasonably assured.
4.  (GAIN) LOSS ON DISPOSITION OF ASSETS
(Gain) loss on disposition of assets consists of the following:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Loss on sale of operating equipment	$4	$5	$11	$10
Gain on sale of investments	(11)	—	(11)	—
Other	—	—	(3)	—

Total (gain) loss on disposition of assets	$(7)	$5	$(3)	$10

In the first quarter of 2010, Huatong recognized a $3 million gain on the sale of a portion of its ownership interest in two subsidiaries, resulting in their deconsolidation.
In the second quarter of 2010, Promigas recognized an approximate $11 million gain on the sale of its ownership interests in a cost method investment.
5.  OTHER INCOME (EXPENSE), NET
Elektro — Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. Elektro had previously accrued approximately $49 million and made a judicial deposit of approximately $24 million (based on the exchange rate as of June 30, 2010) related to this issue. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change to the method by which such contributions should be calculated. Due to the revocation and pursuant to a technical notice issued by IBRACON (the local Brazilian accounting standards board) in the second quarter of 2009, Elektro reversed the provision associated with the social contributions accruals made prior to 2004, which was previously recorded as Other income (expense), net. The impact of this reversal resulted in $49 million ($32 million net of tax) in income which is reflected as Other income (expense), net in the consolidated statements of operations. The $24 million judicial deposit made by Elektro remains as restricted cash and will not be released until the final decision by the Supreme Court on the appeal is made.
6.  CASH AND CASH EQUIVALENTS
Cash and cash equivalents include the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Parent Company	$84	$7
Consolidated Holding and Service Companies	51	97
Consolidated Operating Companies	488	479

Total cash and cash equivalents	$623	$583

Cash remittances from the consolidated Holding Companies, Service Companies, and Operating Companies to the Parent Company are made through payment of dividends, capital reductions, advances against future dividends or repayment of shareholder loans. The ability and timing for many of these companies to make cash remittances is subject to their operational and financial performance, compliance with their respective shareholder and financing agreements, and with governmental, regulatory, and statutory requirements.
Cash and cash equivalents held by the consolidated Holding Companies, Service Companies, and Operating Companies that are denominated in currencies other than the U.S. dollar are as follows (translated to U.S. dollars at period-end exchange rates):

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Brazilian real	$166	$193
Colombian peso	111	83
Chinese renminbi	23	37
Argentine peso	4	13
Other	15	11

Total foreign currency cash and cash equivalents	$319	$337

Restricted cash consists of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Current restricted cash:
Restricted due to long-term PPAs	$52	$51
Collateral and debt reserves for financing agreements	44	20
Collateral for contracts	4	1
Other	7	5

Total current restricted cash	107	77

Noncurrent restricted cash (included in other assets, see Note 12):
Amounts in escrow accounts related to taxes	33	31
Collateral and debt reserves for financing agreements	6	3
Restricted due to long-term PPAs	12	18
Collateral for contracts	17	7
Other	4	4

Total noncurrent restricted cash	72	63

Total restricted cash	$179	$140

Current restricted cash “restricted due to long-term PPAs” relates primarily to amounts that EPE has received from Furnas as energy capacity payments under the now-terminated PPA. An arbitrators’ ruling in October 2008 permitted EPE to access a compensation account subject to the final ruling, at which time EPE may be required to refund any amounts received. In October 2009, a subsequent arbitrators’ ruling revoked EPE’s future access to the compensation account but deferred a decision as to whether amounts previously received must be repaid until a final ruling in the case (see Note 21). EPE has used approximately $18 million (based on the exchange rate as of June 30, 2010) to fund existing operations and repay certain debt obligations to related parties. Repayment of the funds received and used, if required, has been guaranteed by subsidiaries of AEI.
7.  INVENTORIES
Inventories consist of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Materials and spare parts	$78	$74
Fuel	31	52

Total inventories	$109	$126

8.  PREPAIDS AND OTHER CURRENT ASSETS
Prepaids and other current assets consist of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Prepayments	$82	$30
Regulatory assets	36	97
Deferred income taxes	59	36
Taxes other than income	30	26
Deferred energy cost — Delsur	21	15
Current marketable securities	13	23
Deferred connection charge	22	20
Current receivables from power generators — Elektro	34	34
Receivable from third party (see Note 3)	30	—
Other	98	75

Total	$425	$356

9.  PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant, and equipment, net consist of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Machinery and equipment	$2,341	$2,331
Pipelines	851	785
Power generation equipment	1,024	899
Land and buildings	180	175
Vehicles	40	29
Furniture and fixtures	20	19
Other	68	76
Construction-in-process	418	268

Total	4,942	4,582
Less accumulated depreciation and amortization	(900)	(825)

Total property, plant and equipment, net	$4,042	$3,757

Depreciation and amortization expense is summarized as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Depreciation and amortization of property, plant and equipment, including those recorded under capital leases	$58	$54	$114	$102
Amortization of intangible assets, net	1	1	1	5

Total	$59	$55	$115	$107

The Company capitalized interest of less than $1 million and $2 million for the three months ended June 30, 2010 and 2009, respectively, and $3 million for each of the six months ended June 30, 2010 and 2009.

10.  INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
The Company’s investments in and notes receivable from unconsolidated affiliates consist of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Equity method:
Accroven (see Note 3)	$—	$41
Amayo (see Note 3)	—	9
Chilquinta	356	371
Emgasud	80	82
GTB	73	66
Huatong’s equity method investments	5	1
POC	389	376
Promigas’ equity method investments	37	34
Tecnored	29	31
Other	17	17

Total investments — equity method	986	1,028
Total investments — cost method	80	80

Total investments in unconsolidated affiliates	1,066	1,108

Notes receivable from unconsolidated affiliates:
GTB	25	23
Emgasud	15	15
TBG	14	14

Total notes receivable from unconsolidated affiliates	54	52

Total investments in and notes receivable from unconsolidated affiliates	$1,120	$1,160

As of June 30, 2010, the Company’s share of the underlying net assets of its investments, primarily in POC, Chilquinta and Tecnored, was less than the carrying amount of the investments. The basis differential of $227 million represents primarily indefinite-lived intangible concession rights and goodwill.
Except for the $227 million of goodwill and intangibles noted above, the Company’s share of the underlying net assets of its remaining equity investments exceeded the carrying amount of those investments. The net credit excess of $8 million as of June 30, 2010 is being amortized into income on the straight-line basis over the estimated useful lives of the underlying assets.
The note receivable from Emgasud due in August 2012 requires semi-annual interest payments to the Company and is convertible to equity under certain conditions. Emgasud has not made interest payments on this note due to liquidity issues. Should such liquidity issues continue, there could be a material adverse effect on the operations of Emgasud with a corresponding negative impact to the Company.
Equity income from unconsolidated affiliates is as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Accroven	$—	$3	$—	$10
Chilquinta	12	7	20	13
GTB	3	—	7	—
POC	9	10	19	18
Promigas’ equity method investments	2	3	7	6
Other	(1)	—	(1)	3

Total	$25	$23	$52	$50

As a result of the acquisition of additional interests in GTB in December 2009, the Company’s accounting for its investment in GTB changed from the cost method to the equity method.

Dividends received from unconsolidated affiliates amounted to $31 million and $5 million for the three months ended June 30, 2010 and 2009, respectively, and $34 million and $11 million for the six months ended June 30, 2010 and 2009, respectively.
11.  GOODWILL AND INTANGIBLES
The Company’s changes in the carrying amount of goodwill are as follows:

	2010	2009
	Millions of dollars (U.S.)
Balance at January 1	$301	$291
New acquisitions (see Note 3)	20	—
Translation adjustments and other	12	1

Balance at June 30	$333	$292

The Company’s carrying amounts of intangibles are as follows:

	June 30, 2010			December 31, 2009
		Accum.			Accum.
	Cost	Amort.	Net	Cost	Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)
Amortizable intangibles:
Customer relationships	$81	$22	$59	$81	$19	$62
Concession and land use rights	220	15	205	220	13	207
PPAs and contracts	46	29	17	38	27	11
Software costs	47	24	23	36	18	18
Other	4	1	3	—	—	—

Total amortizable intangibles	$398	$91	307	$375	$77	298

Nonamortizable intangibles:
Concession and land use rights			60			60

Total intangibles			$367			$358

Goodwill — AEI evaluates goodwill and non-amortizable intangibles for impairment each year as of August 31 at the reporting unit level which, in most cases, is one level below the operating segment. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value. There was no goodwill or non-amortizable intangibles impairment recognized in 2009 as a result of the Company’s annual evaluation, however, in the fourth quarter of 2009, an impairment analysis was performed as a result of the DCL plant shutdown and the Company recorded a charge totaling $25 million, including a $5 million impairment of goodwill, related to its investment in DCL. The Company had no goodwill impairment losses prior to this charge.
Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer relationships of Delsur, and the value of certain favorable long-term PPAs held by several power generation businesses. The amortization of the PPAs may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. As of June 30, 2010 and December 31, 2009, the Company also had intangible liabilities of $47 million and $52 million, respectively, which represent unfavorable PPAs held by four of the power generation businesses (see Note 16).

12.  OTHER ASSETS
Other assets consist of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Long-term receivables from customers:
Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”)	$216	$200
Promigas customers	160	141
Other	17	16

	393	357
Regulatory assets	54	34
Deferred income taxes	222	199
Investments in debt securities	263	239
Restricted cash (Note 6)	72	63
Deferred financing costs, net	20	22
Receivables from power generators — Elektro	18	35
Other miscellaneous investments	52	52
Other deferred charges	214	200
Other noncurrent assets	56	62

Total	$1,364	$1,263

Investments in debt securities — The following table reflects activity related to investments in debt securities:

	For the Three Months		For the Six Months
	Ended		Ended
	June 30,		June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Available-for-sale debt securities:
Matured debt securities:
Fair value at beginning of period	$278	$169	$237	$168
Unrealized net gain (loss) affecting other comprehensive income	(17)	28	24	29

Fair value at end of period	261	197	261	197

Total available-for-sale securities, end of period	261	197	261	197

Held-to-maturity debt securities:
Participation in commercial bank loan portfolio	—	22	—	22
Promissory notes	2	2	2	2

Total held-to-maturity securities	2	24	2	24

Total	$263	$221	$263	$221

The Company’s available-for-sale debt securities as of June 30, 2010 consist primarily of matured debt securities of CIESA, which holds controlling interests in TGS. No sales of available-for-sale securities occurred during the first six months of 2010 and 2009. Sales of available-for-sale securities in the future could result in significant realized gains or losses (see Note 17).
13.  ACCRUED AND OTHER LIABILITIES
Accrued and other liabilities consist of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Employee-related liabilities	$55	$66
Income taxes payable	19	7
Deferred income taxes	46	44
Other taxes	98	109
Interest	52	34
Customer deposits	71	64
Dividends payable to noncontrolling interests	35	16
Regulatory liabilities	29	65
Tax and legal contingencies (see Note 21)	6	6
Cost Increase Protocol payable — Trakya	6	34
Compensation account under long-term PPA (see Note 6)	74	75
Deferred revenues	90	75
Other accrued expenses	36	30
Other	113	120

Total	$730	$745

14.  LONG TERM DEBT

	Variable or	Interest	Final	June 30,	December 31,
	Fixed Rate	Rate (%)	Maturity	2010	2009
	Millions of dollars (U.S.), except interest rates
Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	3.5	2014	$871	$893
Revolving credit facility, U.S. dollar	Variable	0.5	2012	—	113
Synthetic revolving credit facility, U.S. dollar	Variable	3.1	2012	—	105
PIK notes, U.S. dollar	Fixed	10.0	2018	188	179
Debt held by consolidated subsidiaries:
Amayo, U.S. dollar	Fixed and Variable	4.7 – 8.5	2023	69	—
Amayo II, U.S. dollar	Fixed	7.5 – 15.5	2012	40	—
Baicheng, Chinese renminbi	Variable	7.3	2020	47	—
Cálidda, U.S. dollar	Variable	5.8 – 9.8	2019	45	27
DCL, Pakistan rupee	Variable	5.7 – 15.3	2010 – 2019	77	78
Delsur, U.S. dollar	Variable	6.5	2015	61	65
ENSA, U.S. dollar senior notes	Fixed	7.6	2021	99	99
ENSA, U.S. dollar debentures	Variable	2.7	2018	20	20
Elektro, Brazilian real debentures	Variable	11.7 – 17.6	2011	378	379
Elektro, Brazilian real note	Fixed and Variable	4.3 – 12.0	2010 – 2021	222	237
EMDERSA, U.S. dollar debentures	Fixed	10.8	2010	5	46
EMDERSA, U.S. dollar bridge facility	Fixed	15.1	2010	38	—
EMDERSA, Argentine peso notes	Fixed	11.0 – 26.0	2010	21	16

ENS, Polish zloty loans	Variable	5.0	2010 – 2018	49	62
Huatong, Chinese renminbi	Fixed and Variable	4.8 – 8.5	2010 – 2016	37	34
Luoyang, Chinese renminbi	Fixed and Variable	4.8 – 8.6	2010 – 2016	111	119
PQP, U.S. dollar notes	Variable	2.4 – 3.2	2012 – 2015	62	71
Promigas, Colombian peso debentures	Variable	6.6 – 9.4	2011 – 2024	423	396
Promigas, Colombian peso notes	Fixed and Variable	5.5 – 7.7	2010 – 2015	145	72
Promigas, U.S. dollar notes	Fixed and Variable	3.6 – 3.8	2010 – 2014	23	24
Trakya, U.S. dollar notes	Variable	4.7	2019	160	80
Others, U.S. dollar notes	Fixed and Variable	3.5 – 9.5	2010 – 2016	25	22

				3,216	3,137
Less current maturities				(607)	(473)

Total				$2,609	$2,664

Interest rates reflected in the above table are as of June 30, 2010. The three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as of June 30, 2010 was 0.53%. The Company’s corporate credit rating by Standard & Poor’s Ratings Service was raised to ‘BB-‘ from ‘B+’ on June 30, 2010. In July 2010, Fitch’s outlook for AEI improved from ‘stable’ to ‘positive’.
The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. However, certain Holding Companies provide payment guarantees and other credit support for the long-term debt of some of the Operating Companies. Many of the financings are secured by the assets and a pledge of ownership of shares of the respective Operating Companies. The terms of the long-term debt include certain financial and nonfinancial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. All consolidated subsidiaries, except for DCL, were in compliance with their respective debt covenants as of June 30, 2010.

For further information regarding notification of default from DCL’s lenders, see Note 21.
Amayo — In October 2007, Amayo signed a long term secured bank loan agreement to finance its fixed assets. The total loan is for $71 million, with $50 million accruing interest at a fixed rate of 8.45% and $21 million accruing interest at six month LIBOR plus 4%. Interest and principal are paid quarterly with a final maturity in February 2023.
Amayo II — In August 2009, Amayo II entered into a vendor financing arrangement to finance the construction of its 23 MW wind power generating project in Nicaragua. The loan accrues interest at a fixed rate of 7.5%, escalating to 12.5% three months after the final project completion date and to 15.5% twelve months after the final project completion date. Interest is payable monthly. There is no set amortization schedule and the loan matures eighteen months after the final project completion date, which the Company estimates will occur in the second half of 2010.
Baicheng — In April 2010, Baicheng entered into a $60 million bank facility to finance the construction of its 50 MW wind project in China. Principal of $37 million was outstanding as of June 30, 2010 and is payable semiannually beginning in 2011 with a final maturity in 2020. The loan accrues interest at the Chinese statutory rate for five-year Renminbi loans plus 1.4% and is payable quarterly. Baicheng also has other shareholder loans of approximately $10 million.
Cálidda — In April 2010, Cálidda entered into a senior secured construction loan facility of up to $135 million with various multi-lateral finance agencies. The loan accrues interest at six month LIBOR plus 5.7% on one tranche and six-month LIBOR plus 7.5% on the other tranche. Interest is payable semiannually. Principal is payable semiannually beginning in 2012 for one tranche and 2013 for the other tranche, with a final maturity for both tranches in October 2019.
EMDERSA — EMDERSA’s three electrical distribution subsidiaries issued $75 million in U.S. dollar denominated corporate bonds in 2006 accruing interest at 10.75% payable semi-annually.
 In June 2010, two of the distribution subsidiaries refinanced their bonds with funds from a short-term bridge facility. The remaining principal balance of $5 million of corporate bonds is due in December 2010. Financial covenants of the remaining bonds require certain debt coverage ratios and interest coverage ratios.
In July 2010, a medium-term syndicated loan denominated in Argentine pesos equivalent to $53 million for EMDERSA was disbursed and the amount was partially used to repay the short-term bridge facility. Financial covenants of the syndicated loan require certain debt coverage ratios and interest coverage ratios.

Promigas — During the second quarter of 2010, Promigas and its subsidiaries issued $70 million of unsecured Colombian peso denominated notes. The notes accrue interest at the Colombian Deposit rate (“DTF”) plus 3.0% to 4.0%.  Interest is payable quarterly, semi-annually and at maturity. The maturities of these notes vary from one to four years, with principal payments due semiannually or at maturity.
Tipitapa — In June 2010, Tipitapa entered into a $10 million secured bank loan to finance working capital. Principal is paid quarterly with a final maturity in 2014. The loan accrues interest at a 9.5% fixed rate, payable quarterly.
Trakya — During the second quarter of 2010, Trakya amended its original term loan agreement effective in December 2009 and borrowed an additional $80 million unsecured under the revised loan agreement. The total $160 million term loan bears interest at three-month LIBOR plus 4.15%, with a final maturity in 2019. Principal and interest are paid on a quarterly basis. The loan requires a debt service reserve pledged to the lenders.

15.  INCOME TAXES
AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. Variations arise when income earned and taxed in a particular country or countries fluctuates from year to year.
The Company is subject to changes in tax laws, treaties, and regulations in and between the countries in which it operates. A change in these tax laws, treaties, or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings.
The effective income tax rate for the continuing operations for the six months ended June 30, 2010 and 2009 was 38.6% and 35.1%, respectively, and both were higher than the Cayman Islands statutory rate of 0%, primarily due to the Company being taxed in multiple jurisdictions outside of the Cayman Islands and secondarily due to losses generated by the Company in its Cayman Island subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for the quarter.
The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.
16.  OTHER LIABILITIES
Other liabilities consist of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Deferred revenue	$529	$523
Special obligations	249	261
Uncertain tax positions	182	172
Notes payable to unconsolidated affiliates	—	8
Tax and legal contingencies (see Note 21)	40	38
Unfavorable PPAs (see Note 11)	47	52
Taxes payable — San Felipe (see Note 21)	78	72
Capital lease obligations	48	41
Customer deposits	21	19
Pension and other postretirement benefits (see Note 20)	14	13
Regulatory liabilities	101	84
Other	120	98

Total	$1,429	$1,381

The majority of the tax and legal contingencies included in other liabilities related to tax and legal claims by Elektro (see Note 21).
17.  FAIR VALUE OF FINANCIAL INSTRUMENTS
There are three levels in the fair value hierarchy to prioritize inputs used to measure fair value giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs, defined as follows:
Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.
Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly-observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.

Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgment and/or estimates.
The following table represents AEI’s assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurement at Reporting Date Using
		Final Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
Assets	2010	(Level 1)	(Level 2)	(Level 3)
	Millions of dollars (U.S.)
Available-for-sale securities	$274	$—	$274	$—
Derivatives	1	—	1	—

Total assets	$275	$—	$275	$—

Derivatives	$54	$—	$54	$—

Total liabilities	$54	$—	$54	$—

		Fair Value Measurement at Reporting Date Using
		Final Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Assets	2009	(Level 1)	(Level 2)	(Level 3)
	Millions of dollars (U.S.)
Available-for-sale securities	$237	$—	$237	$—
Derivatives	12	—	12	—

Total assets	$249	$—	$249	$—

Derivatives	$42	$—	$42	$—

Total liabilities	$42	$—	$42	$—

Available-for-Sale Securities
The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, a publicly traded Argentine gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement, entered into in 2005. In January 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 92% of the total debt of CIESA and 100% of its matured securities.
The approximate fair market value of the securities at June 30, 2010 and December 31, 2009 was $261 million and $237 million, respectively. The value considers the termination of the debt restructuring agreement and the underlying equity value of TGS, based on CIESA’s 55% ownership of TGS. The valuation increased above the original cost in the first six months of 2010 due to the increase in the stock price of TGS, which trades on both the Argentine and New York stock exchanges. The increase in the valuation from its cost as of June 30, 2010 has resulted in $16 million of unrealized gains, or 7% higher than original cost, in accumulated other comprehensive income.
At each period end, including as of June 30, 2010 and December 31, 2009, in order to evaluate any impairment in its debt securities, the Company applies a systematic methodology considering its ability and intent to hold the security, its expected recovery of the amortized cost and any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. The Company also evaluated the near-term prospects of the successful receipt of the required governmental and regulatory approvals, considered the historical and current operating results of TGS, and considered collection of the value of the securities in a bankruptcy or a negotiated resolution. The debt securities, which represent a claim against the assets of CIESA (consisting primarily of the 55% interest in TGS), could still ultimately be exchanged for CIESA or TGS equity. The Company believes that the ultimate outcome of the debt will be conversion into an asset with a value at least equal to the original cost of the securities, whether through bankruptcy or a negotiated resolution.

We currently hold an option to acquire, indirectly, an approximate 10% equity interest in CIESA. We acquired the option in September 2009 in conjunction with the acquisition of certain other assets in exchange for a combination of cash and ordinary shares of AEI. If we choose to exercise this option, closing of the transaction will be subject to regulatory approvals in Argentina.
As of June 30, 2010, Promigas holds $13 million of short-term available-for-sale securities related to its remaining ownership interests in Proenergía. These securities were remeasured at their estimated fair value based on the sale price of the Proenergia shares sold by AEI to a third party. This remeasurement resulted in a gain of $11 million at Promigas, of which $5 million, net of noncontrolling interests, is included in gain from disposal of discontinued operations.
Derivatives
Objectives for Using Derivatives — The Company is exposed to certain risk relating to its ongoing business operations, including interest rate risk, foreign currency risk and commodity price risk. These risks are managed through the use of derivative instruments including interest rate swaps, foreign currency contracts and commodity contracts.
Accounting for Derivatives Impact on Financial Statements — The Company reflects all derivatives as either assets or liabilities on the consolidated balance sheet at their fair value. The fair value of AEI’s derivative portfolio is determined using observable inputs including LIBOR rate curves, commodity price forward curves and forward foreign exchange curves. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income.
Interest Rate Swaps — As of June 30, 2010, the Company had $2.7 billion in variable-rate debt and $0.5 billion in fixed rate debt. The Parent and certain operating companies have entered into various interest rate swap agreements to limit their interest rate risk exposures to variable-rate debt. The Company has designated all interest rate swaps as cash flow hedges. Accordingly, unrealized gains and losses relating to the swaps are deferred in accumulated other comprehensive income until interest expense on the related debt is recognized in earnings. Maturities on these interest rate swaps range from 2010 to 2018. The total notional value of interest rate swaps that have been designated and qualify for the Company’s cash flow hedging program as of June 30, 2010 was approximately $961 million. As of June 30, 2010, deferred net loss on the interest rate swaps of $29 million recorded in accumulated other comprehensive income is expected to be reclassified into interest expense during the next twelve months.
Foreign currency contracts — The Company uses hedge transactions classified as net investment hedges to protect its net investment in various operating companies against adverse changes in the exchange rate between the U.S. dollar and the local currency. Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency of the hedged investment and AEI’s reporting currency (U.S. dollar), no material ineffectiveness is anticipated. The total notional value of foreign currency contracts that have been designated and qualify for the Company’s net investment hedging program as of June 30, 2010 was approximately $18 million.
The Company also entered into certain derivative contracts with a notional amount of $18 million as of June 30, 2010 which were not designated as hedging instruments or were de-designated from the original hedging relationship. These contracts were designed to economically mitigate foreign exchange risk associated with the local currency-based dividends received from certain operating companies.

Commodity derivatives — While generally our contracts are structured to minimize our exposure to fluctuations in commodity fuel prices, some of our operating companies entered into various commodity derivative contracts for a period ranging from 6 to 16 months to protect margins for a portion of future revenues and cost of sales. The Company has designated the commodity derivatives as cash flow hedges. The total notional amount of those commodity derivatives that have been designated and qualify for the Company’s cash flow hedging program as of June 30, 2010 was approximately 138,000 barrels of fuel oil. As of June 30, 2010, the deferred net loss on the commodity derivative contracts of less than $1 million recorded in accumulated other comprehensive income is expected to be reclassified into cost of sales during the next twelve months.
The balance sheet classification of the assets and liabilities related to derivative financial instruments is summarized below as of June 30, 2010 and December 31, 2009 (in millions of dollars (U.S.)):

	Derivative Assets		Derivative Liabilities
As of June 30, 2010	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$4
Commodity contracts	Prepaids and other current assets	1	Accrued and other current liabilities	—
Interest rate swaps	Other assets	—	Other liabilities	49

Total derivatives designated as hedging instruments		$1		$53

Derivatives not designated as hedging instruments
Foreign currency contracts	Prepaids and other current assets	$—	Accrued and other current liabilities	$1

Total derivatives not designated as hedging instruments		$—		$1

Total		$1		$54

	Derivative Assets		Derivative Liabilities
As of December 31, 2009	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$7
Foreign currency contracts	Prepaids and other current assets	—	Accrued and other current liabilities	1
Commodity contracts	Prepaids and other current assets	1	Accrued and other current liabilities	—
Interest rate swaps	Other assets	11	Other liabilities	34

Total derivatives designated as hedging instruments		$12		$42

The following table summarizes the effect of all cash flow hedges on the consolidated statements of operations (in millions of dollars (U.S.)):

	Gain (Loss)	Gain (Loss) Reclassified	Gain (Loss) Recognized in
	Recognized	from AOCI into Interest	Other Income (Expense)
	in OCI	Expense (Effective Portion)	(Ineffective Portion)
Interest Rate Swaps:
For the Three Months Ended June 30,
2010	$(22)	$(10)	$—
2009	24	(8)	—
For the Six Months Ended June 30,
2010	$(40)	$(19)	$—
2009	21	(13)	—

	Gain (Loss)	Gain (Loss) Reclassified	Gain (Loss) Recognized in
	Recognized	from AOCI into Cost of	Other Income (Expense)
	in OCI	Sales (Effective Portion)	(Ineffective Portion)
Commodity Contracts:
For the Three Months Ended June 30,
2010	$(1)	$—	$—
2009	—	—	—
For the Six Months Ended June 30,
2010	$(1)	$—	$—
2009	—	—	—

The following table summarizes the effect of all net investment hedges on the consolidated statements of operations (in millions of dollars (U.S.)):

	Gain (Loss)	Gain (Loss) Reclassified from AOCI	Gain (Loss) Recognized in
	Recognized	into Foreign Currency Transaction Gain	Other Income (Expense)
	in OCI	(Loss) (Effective Portion)	(Ineffective Portion)
Foreign Currency Contracts:
For the Three Months Ended June 30,
2010	$2	$—	$—
2009	(9)	—	—
For the Six Months Ended June 30,
2010	$1	$—	$—
2009	(8)	—	—
The following table summarizes the effect of other derivative instruments the Company entered into that do not qualify for hedging treatment (in millions of dollars (U.S.)):

Gain (Loss) Recognized in Foreign
Currency Transaction Gain (Loss)
Foreign Currency Contracts:
For the Three Months Ended June 30,
2010	$(1)
2009	(3)
For the Six Months Ended June 30,
2010	$(1)
2009	(2)
Financial Instruments
The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximates their carrying value. For fixed-rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value of derivatives is the estimated net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of cost method investments has not been estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value.

The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.
The following table summarizes the estimated fair values of the Company’s long-term investments, debt, and derivative financial instruments:

	June 30,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	Millions of dollars (U.S.)
Assets:
Notes receivable from unconsolidated subsidiaries	$54	$60	$52	$47
Investment in debt and equity securities, including available-for-sale securities	276	276	239	239
Derivatives	1	1	12	12
Liabilities:
Derivatives	54	54	42	42
Long-term debt, including current maturities	3,216	3,206	3,137	3,067

18. PER SHARE DATA
Basic and diluted earnings per share attributable to AEI were as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
Basic earnings per share attributable to AEI:
Income from continuing operations attributable to AEI (millions of U.S. dollars)	$67	$114	$145	$163
Income from discontinued operations attributable to
AEI (millions of U.S. dollars)	$81	$11	$88	$5
Average number of common shares outstanding (millions)	243	232	243	229
Basic earnings from continuing operations per share attributable to AEI	$0.28	$0.49	$0.60	$0.71
Basic earnings from discontinued operations per share attributable to AEI	0.33	0.05	0.36	0.02

Basic earnings per share attributable to AEI	$0.61	$0.54	$0.96	$0.73

Effect of dilutive securities:
Convertible PIK notes (millions of shares)	—	15	—	15
Dilutive earnings from continuing operations per share attributable to AEI	$0.28	$0.48	$0.60	$0.70
Dilutive earnings from discontinued operations per share attributable to AEI	0.33	0.05	0.36	0.02

Dilutive earnings per share attributable to AEI	$0.61	$0.53	$0.96	$0.72

The Company issues restricted stock grants to directors and employees that are included in the calculation of basic earnings per share. For the three months ended June 30, 2010 and 2009, 5.8 million and 4.8 million stock options, restricted shares and performance units issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares and performance units exceeded the implied cost of the Company issuing those shares. For the six months ended June 30, 2010 and 2009, 5.9 million and 5.0 million stock options, restricted shares and performance units issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares and performance units exceeded the implied cost of the Company issuing those shares.
19.   COMPREHENSIVE INCOME AND CHANGES IN EQUITY
The components of total comprehensive income between AEI and noncontrolling interests were as follows:

	For the Three Months Ended June 30,
	2010			2009
	Millions of dollars (U.S.)
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
Net income	$148	$28	$176	$125	$56	$181
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(64)	(4)	(68)	252	13	265
Amortization of actuarial and investment gains (net of income tax of $0)	(1)	—	(1)	(1)	—	(1)
Net unrealized gain (loss) on qualifying derivatives (net of income tax of $0)	(13)	—	(13)	31	—	31
Net change in fair value of available-for-sale securities (net of income tax of $0)	(17)	—	(17)	28	—	28

Total other comprehensive income (loss)	(95)	(4)	(99)	310	13	323

Total comprehensive income	$53	$24	$77	$435	$69	$504

	For the Six Months Ended June 30,
	2010			2009
	Millions of dollars (U.S.)
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
Net income	$233	$69	$302	$168	$53	$221
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(79)	11	(68)	231	15	246
Amortization of actuarial and investment gains (net of income tax of $0)	(1)	—	(1)	—	—	—
Net unrealized gain (loss) on qualifying derivatives (net of income tax of $0)	(22)	—	(22)	34	—	34
Net change in fair value of available-for-sale securities (net of income tax of $0)	24	—	24	29	—	29

Total other comprehensive income (loss)	(78)	11	(67)	294	15	309

Total comprehensive income	$155	$80	$235	$462	$68	$530

The following tables provide a reconciliation of the beginning and ending balances of total equity, equity attributable to AEI and equity attributable to noncontrolling interests as of June 30, 2010 and 2009:

	AEI
				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Noncontrolling	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))

Balance, January 1, 2010	$—	$1,966	$577	$289	$613	$3,445
Net income	—	—	233	—	69	302
Compensation under stock incentive plan	—	1	—	—	—	1
Foreign currency translation gain (loss)	—	—	—	(79)	11	(68)
Amortization of actuarial and investment gain (net of income tax of $0)	—	—	—	(1)	—	(1)
Net unrealized loss on qualifying derivatives (net of income tax of $0)	—	—	—	(22)	—	(22)
Change in fair value of available-for-sale-securities (net of income tax of $0)	—	—	—	24	—	24
Dividends declared	—	—	—	—	(144)	(144)
Capital contributions from noncontrolling interests	—	—	—	—	6	6
Changes in ownership	—	(25)	—	—	(289)	(314)
Other	—	—	—	—	1	1

Balance, June 30, 2010	$—	$1,942	$810	$211	$267	$3,230

	AEI
				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Noncontrolling	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))

Balance, January 1, 2009	$—	$1,754	$280	$(204)	$435	$2,265
Net income	—	—	168	—	53	221
Issuance of new shares	—	125	—	—	—	125
Compensation under stock incentive plan	—	3	—	—	—	3
Foreign currency translation gain	—	—	—	231	15	246
Net unrealized gain on qualifying derivatives (net of income tax of $0)	—	—	—	34	—	34
Change in fair value of available-for-sale-securities (net of income tax of $0)	—	—	—	29	—	29
Dividends declared	—	—	—	—	(61)	(61)
Changes in ownership	—	(4)	—	—	17	13
PIK note exchange	—	21	—	—	—	21
Other	—	—	—	—	4	4

Balance, June 30, 2009	$—	$1,899	$448	$90	$463	$2,900

The following table presents the effects of changes in ownership interest in subsidiaries on AEI’s equity:

	For the Six Months Ended
	June 30,
	2010	2009
	Millions of dollars (U.S.)
Net income attributable to AEI	$233	$168
Transfers to the noncontrolling interest Decrease in AEI’s paid-in capital for:
Purchase of 30% of BMG	(25)	—
Amayo transaction	—	(4)

Net transfers to the noncontrolling interests	(25)	(4)

Change from net income attributable to AEI and transfers to the noncontrolling interest	$208	$164

Accumulated other comprehensive income attributable to AEI consists of the following:

	June 30,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Cumulative foreign currency translation	$186	$265
Unrealized derivative losses	(58)	(36)
Unamortized actuarial and investment gains	49	50
Unrealized gain on available-for-sale securities	34	10

Total	$211	$289

20.  PENSION AND OTHER POSTRETIREMENT BENEFITS
The components of net periodic pension benefit are as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Service cost	$2	$1	$3	$2
Interest cost	9	7	18	14
Amortization of actuarial gain	(1)	(1)	(2)	(2)
Expected employee contribution	(1)	(1)	(1)	(1)
Expected return on plan assets for the period	(14)	(10)	(28)	(20)

Total net periodic pension benefit	$(5)	$(4)	$(10)	$(7)

Total employer contributions paid for each of the six months ended June 30, 2010 and 2009 was less than $1 million. The expected remaining scheduled annual employer contributions for 2010 are approximately $1 million.
21.  COMMITMENTS AND CONTINGENCIES
Letters of Credit — In the normal course of business, AEI and its subsidiaries enter into various agreements requiring them to provide financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of June 30, 2010, AEI and certain of its subsidiaries had entered into letters of credit, bank guarantees, and performance bonds with balances of $302 million issued, of which $2 million of the total facility balances were fully cash collateralized. Additionally, as of June 30, 2010, lines of credit of $341 million were outstanding, with an additional $754 million available.

Political Matters:
Turkey — Since November 2002, Trakya and other Turkish Build, Operate and Transfer (“BOT”) projects have been under pressure from the Turkish Ministry of Energy and Natural Resources to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing PPAs. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal. The Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations or liquidity.
Poland — The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long-term contracts to voluntarily terminate their contracts and receive compensation for certain costs. The compensation system consists of stranded costs compensation (which applies to certain capital expenditures incurred before December 31, 2004 that could not be recovered from future sales in the free market) and additional gas fuel cost compensation. Both forms of compensation are paid in quarterly installments of varying amounts. The compensation payments to ENS commenced in August 2008. ENS received $18 million of stranded-cost compensation in 2008, $50 million in stranded-cost and fuel gas compensation in 2009 and $23 million in stranded-cost and fuel gas compensation in the first half of 2010. The maximum remaining compensation for stranded-cost and fuel gas compensation payable to ENS is 857 million Polish zloty (approximately U.S. $252 million based on the exchange rate as of June 30, 2010).
Litigation/Arbitration:
AEI holds $220 million principal amount of notes of CIESA, which are in default. AEI was previously party to a restructuring agreement with CIESA pursuant to which this debt was to be exchanged for equity of CIESA upon receipt of all required government approvals. After having granted two extensions, those approvals were not obtained and accordingly, in January 2009, AEI terminated the restructuring agreement. Following the termination, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA with respect to this debt is time-barred because the statute of limitations pertaining to any such claim had expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement was in breach of that agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. On May 13, 2010, AEI filed counterclaims against CIESA, Petrobras Hispano Argentina, S.A. (PESA), Petrobras Energía S.A., and three PESA executives for breach of contract and tortuous interference, among other causes of action. Separately, in February 2009, AEI filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA, which was ultimately rejected by the Argentine bankruptcy court due to the ongoing litigation in New York. This decision did not rule on the enforceability of the debt.
AEI’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor, and personal injury claims and suits, in the normal course of business. As of June 30, 2010, we have accrued liabilities totaling approximately $123 million for claims and suits, as recorded in accrued liabilities and other liabilities. This amount has been determined based on management’s assessment of the ultimate outcomes of the particular cases and based on its general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, AEI accrues for contingencies associated with litigation when a loss is probable and the amount of the loss is reasonably estimable. AEI does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on AEI’s financial position, results of operations or liquidity. It is possible, however, that some matters could be decided in a manner that AEI could be required to pay damages or to make expenditures in amounts materially in excess of that recorded, but which could not be estimated at June 30, 2010.
Elektro — Elektro is a party to approximately 6,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that allegedly suffered property damage or personal injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of June 30, 2010, Elektro has accrued $19 million related to these cases, excluding those described below.

In July 1998, two separate class actions were filed against Elektro and others. Each of these actions seeks the annulment of the privatization of Elektro and alleges, among other things, that the price paid for Elektro was unacceptably low. These cases are currently pending. Elektro believes that it has solid legal grounds on which to have each of the cases dismissed.
In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of Sāo Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires, requesting to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging to or under the control of the DER and such concessionaires. The lower court and the State Court ruled in favor of the DER. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.
In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS). The first assessment alleged that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL) with respect to tax years 2002 to 2006. The second assessment alleged that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The total sought by the IRS pursuant to these two assessments is approximately $277 million (based on the exchange rate as of June 30, 2010). Elektro challenged both of these assessments and in June 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The ruling is subject to an automatic review by the Administrative Court of Appeal, but Elektro believes that it is likely that the ruling will be confirmed. In April 2010, the IRS issued another assessment to Elektro for the 2007 tax year that alleged that Elektro is required to pay additional IRPJ and CSLL for the 2007 tax year on the same basis as the previous assessments. The amount sought by the IRS with respect to the 2007 tax year is approximately $55 million (based on the exchange rate as of June 30, 2010). Elektro believes that it has good legal grounds on which to dispute this new assessment.
In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $34 million (based on the exchange rate as of June 30, 2010) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the process of presenting its administrative defense and we therefore cannot determine the amount of any potential loss at this time.
Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro has made a judicial deposit of $24 million (based on the exchange rate as of June 30, 2010) related to this issue. In May 2009, a newly enacted Brazilian law revoked a previous law, which resulted in a change to the method by which such contributions should be calculated. Due to the revocation and pursuant to a technical notice issued by IBRACON (the local accounting standards board), in the second quarter of 2009 Elektro reversed a provision associated with the social contributions accruals made prior to 2004. However, the $24 million judicial deposit made by Elektro will not be released until the final decision by the Supreme Court on the appeal is made.
In March 2007, the Federal Labor District Attorney in Brazil filed a public lawsuit against Elektro seeking to prohibit the company from using contractors for certain of its core business activities. The District Attorney claimed that workers who render services for Elektro should be directly hired by the company rather than by a third party. In June 2009, the court ruled in favor of the Federal Labor District Attorney. Elektro believes that it has reasonable arguments on which to challenge this decision and has filed an appeal with the Regional Labor Court. This appeal is currently pending.

In December 2008, Elektro received a tax assessment from the São Paulo State Treasury claiming Elektro owed ICMS (Value Added Tax) of approximately $27 million (based on the exchange rate as of June 30, 2010). Elektro contested the assessment and the administrative tribunal hearing the matter ruled against Elektro. Elektro has appealed the tribunal’s ruling to the Tax Payer Council. Elektro believes that it has good legal grounds on which to dispute this claim.
In June 2010, Elektro received a tax assessment from the São Paulo State Treasury claiming Elektro owed ICMS approximately $13 million (based on the exchange rate as of June 30, 2010). In addition, in July 2010, Elektro received an additional tax assessment from the São Paulo State Treasury claiming Elektro owed ICMS approximately $32 million (based on the exchange rate as of June 30, 2010). Elektro has contested both of these assessments before the relevant administrative tribunal and believes that it has good legal grounds on which to dispute these claims.
EPE — On October 1, 2007, EPE received a notice from Furnas purporting to terminate the PPA as a result of the lack of gas supply from Bolivia. EPE initiated an arbitration proceeding in Brazil on the basis that there was no contractual basis for Furnas to terminate the PPA. In 2008, EPE amended its initial pleadings and requested the termination of the PPA based on Furnas’ failure to make capacity payments. The arbitration tribunal accepted the amendment of EPE’s pleadings in the first quarter of 2009. In October 2009, the tribunal determined that the PPA was terminated due to the occurrence of a force majeure event. In January 2010, each of EPE and Furnas submitted to the tribunal their assessment of the damages and losses suffered by them as a result of the force majeure event. On April 23, 2010, the tribunal determined that EPE is entitled to damages for the losses suffered during the force majeure event and that Furnas is not entitled to damages from EPE. The tribunal also determined that EPE is entitled to retain possession of the plant. The tribunal is currently assessing the amount of damages that will be awarded to EPE. In the event that EPE is not adequately compensated for its damages and losses, the operations of Cuiabá will be materially adversely affected, with a corresponding negative impact on the Company’s financial performance and cash flows.
San Felipe Limited Partnership — Under San Felipe’s PPA, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of June 30, 2010, neither CDEEE nor the executive branch had obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (approximately $20 million based on the exchange rate as of June 30, 2010) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request, which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body, which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. San Felipe has accrued approximately $78 million as of June 30, 2010 with respect to the period from January 1998 through June 30, 2010, which management believes is adequate. In addition, San Felipe has a contractual right under its PPA to claim indemnification from CDEEE for taxes paid by San Felipe.
DCL — DCL entered commercial operations on April 17, 2008. In September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. As a result of the shutdown, DCL stopped generating revenues and cash inflows to pay vendors, which delayed the repairs. In January 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of loans totaling PKR 3,704 million (equivalent to approximately $44 million, based on the exchange rate as of June 30, 2010). The lenders petitioned the courts to force a sale of all of DCL’s assets and all of Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. In June 2009, DCL entered into loan agreements with its senior lenders and Sacoden, pursuant to which the senior lenders and Sacoden made loans to DCL to fund its rehabilitation efforts. In connection with these loan agreements, DCL and Sacoden entered into a Standstill Agreement with the senior lenders, pursuant to which the parties agreed to refrain from taking legal actions against each other while DCL rehabilitates the plant and negotiates a new PPA. The Standstill Agreement has now expired.
In May 2010, one of DCL’s short-term lenders, IGI Investment Bank Limited (“IGI”), filed suit against DCL in the high court of Sindh at Karachi seeking among other things repayment by DCL of loans of approximately PKR 220 million (equivalent to approximately $3 million based on the exchange rate as of June 30, 2010). In response, DCL is seeking to have the loan restructured. The matter is pending further court hearings.

After completing a Reliability Run Test, DCL returned to commercial operation in the middle of October 2009. In early November 2009, due to a sudden and drastic frequency drop in the grid that overloaded the DCL generator, DCL’s turbine tripped on surge protection and the plant was shut down for repairs. The repairs were completed and DCL was fully operational from February 2010 until May 1, 2010, when it again experienced a shutdown. The shutdown continues as of the filing date. The extent of the current damage and the repairs necessary to remedy the damage is being assessed.
DCL was party to a PPA with Karachi Electric Supply Corporation, or KESC, for the sale of all of the plant’s output of power, which was terminated by KESC in April 2009. Subsequently, the parties entered into discussion and arrived at an interim PPA arrangement. DCL is also in discussions with KESC with respect to a new PPA and will sell power, when generated, to KESC on the said interim arrangement while the new PPA is negotiated.
If DCL is unable to enter into an acceptable PPA or the lenders exercise their right to take ownership of the plant, the operations of DCL may be materially adversely affected, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.
22.  SEGMENT AND GEOGRAPHIC INFORMATION
The Company manages, operates and owns interests in energy infrastructure businesses through a diversified portfolio of companies worldwide. It conducts operations through global businesses, which are aggregated into reportable segments based primarily on the nature of its service and customers, the operation and production processes, cost structure, channels of distribution and regulatory environment. The operating segments reported below are the segments of the Company for which separate financial data is available and for which operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. As a result of the sale of Proenergía (see Note 3), the Retail Fuel business is no longer considered an operating segment and is no longer presented as such. Prior period presentations have been adjusted to reflect this change. The Company uses both revenue and operating income as key measures to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales (including depreciation and amortization) and operating expenses (including taxes other than income and losses on disposition of assets). Operating income also includes equity income from unconsolidated affiliates due to the nature of operations in these affiliates.
The tables below present summarized financial data about AEI’s reportable segments:

As of and for the Three	Power	Power	Nat. Gas.	Nat. Gas.	Headquarters
Months Ended June 30, 2010	Dist.	Gen.	Trans.	Dist.	and Other	Eliminations	Total
				Millions of dollars (U.S.)
Revenues	$668	$251	$39	$166	$7	$(4)	$1,127
Equity income (loss) from unconsolidated affiliates	21	—	2	3	(1)	—	25
Operating income (loss)	126	28	29	31	(22)	—	192
Depreciation and amortization	36	9	5	7	2	—	59
Capital expenditures*	61	44	3	18	1	—	127
Long-lived assets	3,303	1,759	731	1,106	3,003	(2,897)	7,005
Total assets	4,303	2,409	1,026	1,417	3,413	(3,325)	9,243

As of December 31, 2009 and for the Three	Power	Power	Nat. Gas.	Nat. Gas.	Headquarters
Months Ended June 30, 2009	Dist.	Gen.	Trans.	Dist.	and Other	Eliminations	Total
				Millions of dollars (U.S.)
Revenues	$455	$237	$51	$154	$7	$(21)	$883
Equity income from unconsolidated affiliates	18	—	4	3	—	(2)	23
Operating income (loss)	80	40	29	27	(15)	(4)	157
Depreciation and amortization	32	11	5	5	2	—	55
Capital expenditures*	42	2	3	28	3	—	78
Long lived assets as of December 31, 2009**	3,307	1,272	725	1,008	3,085	(2,768)	6,629
Total assets as of December 31, 2009***	4,447	2,269	1,018	1,410	2,958	(3,386)	8,716

	Power	Power	Nat. Gas.	Nat. Gas.	Headquarters
For the Six Months Ended June 30, 2010	Dist.	Gen.	Trans.	Dist.	and Other	Eliminations	Total
				Millions of dollars (U.S.)
Revenues	$1,341	$519	$81	$337	$15	$(10)	$2,283
Equity income (loss) from unconsolidated affiliates	40	—	6	9	(2)	(1)	52
Operating income (loss)	273	51	52	62	(39)	(1)	398
Depreciation and amortization	70	17	11	13	4	—	115
Capital expenditures*	123	109	6	31	3	—	272

	Power	Power	Nat. Gas.	Nat. Gas.	Headquarters
For the Six Months Ended June 30, 2009	Dist.	Gen.	Trans.	Dist.	and Other	Eliminations	Total
				Millions of dollars (U.S.)
Revenues	$917	$507	$99	$302	$14	$(43)	$1,796
Equity income from unconsolidated affiliates	33	2	11	6	—	(2)	50
Operating income (loss)	184	76	61	65	(33)	(7)	346
Depreciation and amortization	61	22	10	11	3	—	107
Capital expenditures*	77	6	5	44	5	—	137

*
Excluded capital expenditures of discontinued operations of $3 and $12 million for the three and six months ended June 30, 2010, respectively, and $14 million and $29 million for the three and six months ended June 30, 2009, respectively.

**	Excludes long lived assets of discontinued operations of $981 million as of December 31, 2009

***	Excludes total assets of discontinued operations of $1,509 million as of December 31, 2009
The table below presents revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the three and six months ended June 30, 2010 and 2009. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located. Intercompany revenues between countries have been eliminated in Other and eliminations.

	For the Three Months Ended June 30,
	Revenues		Operating Income
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Southern Cone
Brazil	$407	$287	$76	$28
Argentina	76	28	12	9
Other countries	—	5	6	4

Subtotal	483	320	94	41

Andean
Colombia	145	142	49	34
Chile	—	—	22	18
Other countries	38	27	6	8

Subtotal	183	169	77	60

Central America/Caribbean
Panama	127	97	12	11
El Salvador	58	57	3	4
Guatemala	52	50	9	8
Other countries	86	77	4	29

Subtotal	323	281	28	52

Europe/Middle East/North Africa
Turkey	74	76	10	13
Other countries	26	23	10	6

Subtotal	100	99	20	19

China	41	34	1	4

Other and eliminations	(3)	(20)	(28)	(19)

Total	$1,127	$883	$192	$157

	For the Six Months Ended June 30,
	Revenues		Operating Income
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Southern Cone
Brazil	$838	$598	$168	$93
Argentina	155	59	28	14
Other countries	—	10	9	6

Subtotal	993	667	205	113

Andean
Colombia	310	281	97	85
Chile	—	—	40	33
Other countries	70	50	8	19

Subtotal	380	331	145	137

Central America/Caribbean
Panama	240	185	23	18
El Salvador	108	107	6	6
Guatemala	101	87	18	18
Other countries	164	142	4	46

Subtotal	613	521	51	88

Europe/Middle East/North Africa
Turkey	162	202	22	31
Other countries	57	48	15	11

Subtotal	219	250	37	42

China	92	71	6	4

Other and eliminations	(14)	(44)	(46)	(38)

Total	$2,283	$1,796	$398	$346

23.  SUBSEQUENT EVENTS
CEDELCA – On June 28, 2010, Promigas, through Compañía Energética de Occidente SAS E.S.P. (“CEO”), entered into a service contract with Centrales Eléctricas del Cauca S.A. E.S.P. (“CEDELCA”) to distribute energy for a period of 25 years beginning August 1, 2010. Upon commencement of the agreement, this transaction will be accounted for as a business combination. CEDELCA is a power generation, distribution and commercialization company located in the southwestern region of Colombia.
Elektro — In July 2010, Elektro issued public debentures in the amount of approximately $168 million. The first series totals approximately $101 million with interest based on the Brazil Interbank interest rate (“CDI”) plus 1.15% per year and the second series totals approximately $67 million bearing interest at the CDI rate plus 1.25% per year. The principal amount of the first series will be paid in two annual installments beginning on July 15, 2013 and the principal amount of the second series will be paid in three annual installments beginning on July 15, 2013. Interest for both series will be paid semiannually beginning on January 15, 2011.
Nicaragua Energy Holdings – In August 2010, the Company contributed 47.5% of its ownership interest in its subsidiary Amayo and its 95% ownership interest in its subsidiary Amayo II to NEH. Centrans also contributed 24.22% of its ownership interest in Amayo to NEH. As a result, the Company  increased its ownership interest in NEH from 57.67% to 64.58% and Centrans decreased its ownership interests in NEH from 42.33% to 35.42%. Centrans was granted a put option that may be exercised at any quarter-end on or before December 31, 2013 to sell to the Company any portion of its ownership interest that exceeds 25.00% in NEH.
* * * * * *

AEI
MD&A as of June 30, 2010 and
December 31, 2009 and for the Three and Six
Months Ended June 30, 2010 and 2009

AEI AND SUBSIDIARIES

Page
Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

1

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We own and operate essential energy infrastructure assets in emerging markets. We group our businesses into four reporting segments: Power Distribution, Power Generation, Natural Gas Transportation and Services and Natural Gas Distribution. In May 2010, we sold our subsidiary Proenergia which comprised our Retail Fuel segment. All prior periods have been adjusted to reflect the retail fuel business as a discontinued operation. For the three months ended June 30, 2010 and 2009, we generated consolidated revenues from continuing operations of $1,127 million and $883 million, respectively, consolidated operating income of $192 million and $157 million, respectively, consolidated net income of $176 million and $181 million, respectively, and consolidated net income attributable to AEI of $148 million and $125 million, respectively. For the six months ended June 30, 2010 and 2009, we generated consolidated revenues from continuing operations of $2,283 million and $1,796 million, respectively, consolidated operating income of $398 million and $346 million, respectively, consolidated net income of $302 million and $221 million, respectively, and consolidated net income attributable to AEI of $233 million and $168 million, respectively.
Recent Developments
•
On April 27, 2010, the Company acquired a 67% ownership interest in Baicheng, which owns a 50 megawatt (“MW”) wind farm under construction in the Jilin Province of China, for a purchase price of approximately $20 million in cash.

•
On May 10, 2010, the Company acquired for $19 million in cash an additional 47.5% ownership interest in Amayo, a 40 MW wind generation project located in Rivas province, Nicaragua, which increased its ownership interest in Amayo to 60.92%, and paid $14 million in cash for a 95% ownership interest in Amayo II, a 23 MW wind power generating project in Nicaragua, which is currently operational.

•
On May 14, 2010, the Company signed an agreement to sell its 52.1% ownership interest in Proenergia to a third party for $265 million, consisting of $240 million in cash and $25 million in notes receivable. The purchase and sale agreement provided for the immediate transfer of a 47.2% ownership to the new owner and an option for AEI to sell, and an option for the third party to acquire, subject to certain terms and conditions, AEI’s remaining interest in Proenergía (approximately 5%). The Company recorded a net gain of $79 million in the second quarter of 2010, net of $0 million in taxes.

•
On June 15, 2010, the Company sold its equity method investment in Accroven to a third party, and as of August 4, 2010, collected $43 million of the total purchase price to be paid in installments over an 18-month period.

•
On June 28, 2010, Promigas, through Compañía Energética de Occidente SAS E.S.P. (“CEO”), entered into a service contract with CEDELCA to distribute energy for a period of 25 years beginning August 1, 2010. CEDELCA is a power generation, distribution and commercialization company located in the southwestern region of Colombia.

Results of Operations — Overview
Management reviews the results of operations using a variety of measurements including an analysis of the statement of operations, and more specifically, revenues, costs of sales and operating expenses and operating income line items. These measures are important factors in our performance analysis. In order to better understand the discussion of operating results, detail regarding certain line items has been provided below.

2

Revenues
•
Power Distribution revenues are derived primarily from contracts with retail customers in the residential, industrial and commercial sectors. These revenues are based on tariffs, reviewed by the applicable regulator on a periodic basis, and recognized upon delivery. In addition to a reasonable rate of return on regulatory assets and other amounts, tariffs include a pass-through of nearly all wholesale energy costs included in our Power Distribution costs of sales. Therefore, Power Distribution revenues are significantly impacted by wholesale energy costs. Upon each periodic regulatory review, tariffs are reset to the appropriate level, which might be higher or lower than the current level, to align the business’ revenue to the authorized pass-through of costs and the applicable return on the business asset base. Therefore, revenues for a specific business may vary substantially from one period to the next if there has been a tariff reset in between.

•
Power Generation revenues are generated from the sale of wholesale power under long-term contracts to large off-takers, which in many circumstances are state-controlled entities. JPPC’s, San Felipe’s and Trakya’s contracts contain decreasing rate schedules, which results in revenues being deferred due to differences between the amounts billed to customers and the average revenue stream over the life of the contract.

•
Natural Gas Transportation and Services revenues are primarily service fees received based on regulated rates set by a government controlled entity and the capacity volume allocated for natural gas transportation in pipelines. Additional revenues are recognized for other natural gas related services, such as compression or liquefaction. As with the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.

•
Natural Gas Distribution revenues are primarily generated from service and connection fees received based on regulated rates set by a government controlled entity and the volume of natural gas sold to retail customers in the residential, industrial and commercial sectors. Similar to the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.

Costs of sales
Power Distribution costs of sales relate directly to the purchase of wholesale energy either under long-term contracts or in the spot market. The Power Distribution businesses are permitted to pass on nearly all wholesale energy costs to the customers, although there may be a lag in time as this pass-through takes place through the tariff process. Therefore, increases and decreases in Power Distribution costs of sales directly impact Power Distribution revenues. The Power Generation segment’s costs of sales consist primarily of purchases of natural gas and other fuels for generation. Natural Gas Distribution costs of sales represent the cost of wholesale purchasing of the natural gas that are resold to the final customers. Generally, costs of sales are not recorded in the Natural Gas Transportation and Services businesses.
Operating expenses
Operating expenses include the following line items: operations, maintenance and general and administration expenses, depreciation and amortization, taxes other than income, and loss on disposition of assets. Operations, maintenance and general and administration expenses include primarily direct labor, insurance, repairs and maintenance, utilities and other contracted expenses. These expenses are usually independent of the volumes of energy produced or distributed through the systems, but may fluctuate on a period to period basis. In the case of the principal executive offices, which are included as part of Headquarters/Other Eliminations, these expenses include the salaries and benefits of the personnel in that office as well as professional services contracted on behalf of the entire organization that do not pertain or relate to a particular business or group of businesses.
Foreign Currency
The financial statements are reported in U.S. dollars. The financial statements of some of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars. Period-end and average foreign currency rates impact the Company’s financial position and results of operations.

3

The following table presents the period-end and average exchange rates of the U.S. dollar into the local currency where we are primarily exposed to fluctuations in the exchange rate.

	June 30,	December 31,	June 30,
	2009	2009	2010
Period-end exchange rates:
Brazilian real	1.96	1.74	1.80
Colombian peso	2,090	2,043	1,908

	Average Exchange Rates for the Three Months Ended
	June 30,
	2009	2010
Average period exchange rates:
Brazilian real	2.03	1.79
Colombian peso	2,190	1,950

	Average Exchange Rates for the Six Months Ended
	June 30,
	2009	2010
Average period exchange rates:
Brazilian real	2.18	1.80
Colombian peso	2,350	1,948
Source: Bloomberg financial website
AEI Results of Operations
The results of the following significant operating companies are reflected in the results of continuing operations in the periods indicated:

For the Six Months Ended June 30,
	2010	2009
Power Distribution
Chilquinta	Equity Method	Equity Method
Delsur	Consolidated	Consolidated
EDEN	Consolidated	Consolidated
ENSA	Consolidated	Consolidated
Elektro	Consolidated	Consolidated
EMDERSA(1)	Consolidated	Equity Method
Luz del Sur	Equity Method	Equity Method
Power Generation
Amayo(2)	Consolidated	Equity Method
Amayo II(2)	Consolidated	—
Baicheng(3)	Consolidated	—
Corinto	Consolidated	Consolidated
Cuiabá — EPE(4)	Consolidated	Consolidated
DCL	Consolidated	Consolidated
ENS	Consolidated	Consolidated
Emgasud	Equity Method	Equity Method
Fenix	Consolidated	Consolidated
Jaguar	Consolidated	Consolidated
JPPC	Consolidated	Consolidated
Luoyang	Consolidated	Consolidated
PQP	Consolidated	Consolidated
San Felipe	Consolidated	Consolidated
Tipitapa	Consolidated	Consolidated
Trakya	Consolidated	Consolidated
Natural Gas Transportation and Services
Cuiabá — GOB/GOM/TBS(4)	Consolidated	Consolidated
GTB(4)	Equity Method	Cost Method
Promigas	Consolidated	Consolidated
TBG	Cost Method	Cost Method
TGS(4)	Cost Method	—
Natural Gas Distribution
Cálidda	Consolidated	Consolidated
Huatong(5)	Consolidated	Consolidated
Promigas	Consolidated	Consolidated

(1)
In May 2009, the Company made an initial investment in EMDERSA consisting of cash and stock for a 19.91% ownership. In August, September and October of 2009, the Company acquired additional ownership interests of EMDERSA totaling 57.2%, which increased its ownership interest to 77.10%. The Company began to consolidate EMDERSA on September 24, 2009.

4

(2)
In May 2010, the Company acquired an additional 47.5% ownership interest in Amayo, which increased its ownership interest in Amayo to 60.9%, and acquired a 95% ownership interest in Amayo II. See Note 3 to the unaudited condensed consolidated financial statements.

(3)	In April 2010, the Company acquired a 67% ownership interest in Baicheng.

(4)
The four companies EPE, GOM, GOB and TBS comprise the integrated project “Cuiabá”. In December 2009, the Company acquired the 50% interests of these companies that it previously did not own. As a result, we currently own 100% of each of EPE, GOM, GOB and TBS. In May 2008, the Company’s indirect ownership in GTB through Transredes decreased from 12.75% to 0%. The Company’s direct and indirect ownership in GTB was 17.65% from May 2008 through December 2009. In December 2009, the Company acquired an additional 17% of GTB and 4% of TBG. As a result, we currently own 34.65% of GTB and 8.27% of TBG.

(5)
In March 2010, the Company increased its ownership in the former subsidiary Beijing MacroLink Gas Co. Ltd. (“BMG”) to 100% and integrated both of its China Gas businesses, BMG and Tongda Energy Private Limited (“Tongda”), into a newly formed company, Huatong. The Company has agreed to issue 5% of the ownership interest in the business to its former partner in BMG and following the closing of this transaction in the second half of 2010, the Company will own 95% of the integrated business. See Note 3 to the unaudited condensed consolidated financial statements.

For the Three and Six Months Ended June 30, 2010 Compared to the Three and Six Months Ended June 30, 2009
The following discussion compares AEI’s results of continuing operations for the three and six months ended June 30, 2010 to the three and six months ended June 30, 2009.
Revenues
The table below presents our consolidated revenues by significant geographical location for the three and six months ended June 30, 2010 and 2009. Revenues are reported in the country in which they are earned. Intercompany revenues between countries have been eliminated in Other and eliminations.

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Southern Cone
Brazil	$407	$287	$838	$598
Argentina	76	28	155	59
Other countries	—	5	—	10

Subtotal	483	320	993	667

Andean
Colombia	145	142	310	281
Other countries	38	27	70	50

Subtotal	183	169	380	331

Central America/Caribbean
Panama	127	97	240	185
El Salvador	58	57	108	107
Guatemala	52	50	101	87
Other countries	86	77	164	142

Subtotal	323	281	613	521

Europe/Middle East/North Africa
Turkey	74	76	162	202
Other countries	26	23	57	48

Subtotal	100	99	219	250

China	41	34	92	71

Other and eliminations	(3)	(20)	(14)	(44)

Total	$1,127	$883	$2,283	$1,796

5

The following table reflects revenues by segment:

	For the		For the
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$668	$455	$1,341	$917
Power Generation	251	237	519	507
Natural Gas Transportation and Services	39	51	81	99
Natural Gas Distribution	166	154	337	302
Headquarters/Other/Eliminations	3	(14)	5	(29)

Total revenues	$1,127	$883	$2,283	$1,796

Revenues increased by $244 million to $1,127 million for the three months ended June 30, 2010 compared to $883 million for the three months ended June 30, 2009. The increase was primarily due to the increase in revenues of the Power Distribution segment ($213 million) as described below. Generally, revenues increased quarter-on-quarter due to higher distribution volumes and the appreciation of the local currency based on the average quarter exchange rate which positively impacts revenues when translated to U.S. dollars.
Revenues increased by $487 million to $2,283 million for the six months ended June 30, 2010 compared to $1,796 million for the six months ended June 30, 2009. The increase was primarily due to the increase in revenues of the Power Distribution segment ($424 million) as described below. Generally, revenues increased year-over-year due to higher distribution volumes and the appreciation of the local currency based on the average period exchange rate, which positively impacts revenues when translated to U.S. dollars.
Power Distribution
Revenues from the Power Distribution segment increased by $213 million to $668 million for the three months ended June 30, 2010 compared to $455 million for the three months ended June 30, 2009. The increase was primarily due to the devaluation of the U.S. dollar, higher distribution volumes and the consolidation of EMDERSA beginning in September 2009.
Revenues increased at Elektro ($135 million), ENSA ($30 million) and, due to the 2009 acquisition, EMDERSA ($45 million) for the three month comparison period. The increased revenues of Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($45 million), higher energy sales volumes ($67 million) associated with increased customer demand driven by the economic recovery, unfavorable revenue adjustments ($25 million) in the second quarter of 2009 resulting from 2007 tariff re-review adjustments implemented in 2009 and energy price tracking account adjustments ($21 million) driven by higher energy prices, partially offset by lower pricing ($27 million) associated with a sales mix loss driven by higher sales in a lower tariff segment. The increased revenues of ENSA were primarily due to higher pricing ($24 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by higher fuel costs and higher energy sales volumes ($6 million) as a result of an expanded customer base and increased customer demand.
Revenues from the Power Distribution segment increased by $424 million to $1,341 million for the six months ended June 30, 2010 compared to $917 million for the six months ended June 30, 2009. The increase was primarily due to the devaluation of the U.S. dollar, higher distribution volumes and the consolidation of EMDERSA beginning in September 2009.
Revenues increased at Elektro ($273 million), ENSA ($55 million) and, due to the 2009 acquisition, EMDERSA ($95 million) for the six month comparison period. The increased revenues of Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($129 million), higher energy sales volumes ($131 million) associated with increased customer demand driven by the economic recovery, unfavorable revenue adjustments ($25 million) in the second quarter of 2009 as discussed above and energy price tracking account adjustments ($43 million) driven by higher energy prices, partially offset by lower pricing ($46 million) associated with a sales mix loss driven by higher sales in a lower tariff segment. The increased revenues of ENSA were primarily due to higher pricing ($42 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by higher fuel costs and higher energy sales volumes ($11 million) as a result of an expanded customer base and increased customer demand.

6

Power Generation
Revenues from the Power Generation segment increased by $14 million to $251 million for the three months ended June 30, 2010 compared to $237 million for the three months ended June 30, 2009. The increase was primarily due to the increased revenues of Corinto ($4 million), Tipitapa ($3 million), DCL ($3 million) and PQP ($2 million) and the acquisitions of interests in Amayo and Amayo II in the second quarter of 2010 ($2 million). The increased revenues of Corinto and Tipitapa were primarily due to higher fuel prices that were passed on to their customers. The increased revenues at PQP were primarily due to higher fuel prices that were passed on to its customers, partially offset by lower generation volumes as a result of the availability of other generation units. DCL became fully operational in February 2010 and generated revenues in the first and second quarter of 2010 until it shut down again in May 2010.
Revenues from the Power Generation segment increased by $12 million to $519 million for the six months ended June 30, 2010 compared to $507 million for the six months ended June 30, 2009. The increase was primarily due to the increased revenues of PQP ($14 million), Corinto ($9 million), Tipitapa ($6 million), JPPC ($6 million), Luoyang ($6 million) and DCL ($6 million) and the acquisition of interests in Amayo and Amayo II in the second quarter of 2010 ($2 million), partially offset by the decreased revenues of Trakya ($40 million). The increased revenues of PQP were primarily due to higher fuel prices that were passed on to its customers, partially offset by lower generation volumes as a result of the availability of other generation units. The increased revenues of Corinto, Tipitapa and JPPC were primarily driven by higher fuel prices that were passed on to their customers. The increased revenues of Luoyang were primarily due to higher generation volumes as a result of higher dispatch orders and a higher tariff rate approved by the Chinese government. The decreased revenues of Trakya were primarily due to lower fuel prices that were passed on to its customer and lower generation volumes as a result of the increased availability of hydro generation plants.
Natural Gas Transportation and Services
Revenues from the Natural Gas Transportation and Services segment decreased by $12 million to $39 million for the three months ended June 30, 2010 compared to $51 million for the three months ended June 30, 2009. The decrease was primarily due to lower revenues generated by TBS which is no longer invoicing EPE. Such revenues are eliminated in consolidation.
Revenues from the Natural Gas Transportation and Services segment decreased by $18 million to $81 million for the six months ended June 30, 2010 compared to $99 million for the six months ended June 30, 2009. A decrease in revenues generated by TBS was partially offset by increased revenues of Promigas and its subsidiaries ($9 million) due to higher volumes transported as a result of increased customer demand and the appreciation of Colombian Peso relative to the U.S. dollar based on the average rates for the six month comparison period.
Natural Gas Distribution
Revenues from the Natural Gas Distribution segment increased by $12 million to $166 million for the three months ended June 30, 2010 compared to $154 million for the three months ended June 30, 2009. The increase was primarily due to increased revenues of Cálidda ($11 million) and Huatong ($6 million), partially offset by decreased revenues of Promigas’ subsidiaries ($5 million). The increased revenues of Cálidda were primarily due to higher volumes distributed as a result of an expanded customer base and a higher tariff rate that became effective in March 2010. The increase in revenues of Huatong was primarily due to higher distribution volumes as a result of an expanded customer base. The decreased revenues of Promigas’ subsidiaries were primarily due to the deconsolidation of a subsidiary (E2), partially offset by increased revenues of other subsidiaries due to higher distribution volumes that were driven by increased industrial customer demand and an expanded customer base. Additionally, the Colombian peso appreciated relative to the U.S. dollar based on the average rates for the three month comparison period.

7

Revenues from the Natural Gas Distribution segment increased by $35 million to $337 million for the six months ended June 30, 2010 compared to $302 million for the six months ended June 30, 2009. The increase was primarily due to increased revenues of Cálidda ($20 million) and Huatong ($15 million). The increased revenues of Cálidda were primarily due to higher volumes distributed as a result of an expanded customer base and a higher tariff rate in March 2010. The increase in revenues of Huatong was primarily due to higher distribution volumes as a result of an expanded customer base.
Costs of sales
The following table reflects costs of sales by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$415	$291	$814	$563
Power Generation	183	169	389	371
Natural Gas Transportation and Services	1	4	4	7
Natural Gas Distribution	106	98	223	191
Headquarters/Other/Eliminations	(2)	(16)	(5)	(33)

Total cost of sales	$703	$546	$1,425	$1,099

Costs of sales increased by $157 million to $703 million for the three months ended June 30, 2010 compared to $546 million for the three months ended June 30, 2009. The increase was primarily due to the increase in costs of sales of the Power Distribution segment ($124 million) and the Power Generation segment ($14 million) as described below. Generally, costs of sales increased quarter-on-quarter due to higher distribution volume and the appreciation of the local currency based on the average quarter exchange rate, which positively impacts costs of sales when translated to U.S. dollars.
Costs of sales increased by $326 million to $1,425 million for the six months ended June 30, 2010 compared to $1,099 million for the six months ended June 30, 2009. The increase was primarily due to the increase in costs of sales of the Power Distribution segment ($251 million) and the Natural Gas Distribution segment ($32 million) as described below. Costs of sales increased year-over-year due to higher distribution volume and the appreciation of the local currency based on the average period exchange rate, which positively impacts costs of sales when translated to U.S. dollars.
Power Distribution
Costs of sales for the Power Distribution segment increased by $124 million to $415 million for the three months ended June 30, 2010 compared to $291 million for the three months ended June 30, 2009. The increase was primarily due to the devaluation of the U.S. dollar, higher distribution volumes and the consolidation of EMDERSA beginning in September 2009.
Costs of sales increased at Elektro ($75 million), ENSA ($29 million) and, due to the consolidation in 2009, EMDERSA ($17 million) for the three month comparison period. The increased costs of sales of Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($25 million), higher electricity volume purchased ($29 million) associated with increased customer demand driven by the economic recovery and energy price tracking account adjustments ($21 million) driven by higher energy prices. The increased costs of sales of ENSA were primarily due to a higher average price of purchased electricity ($23 million) as a result of increased fuel costs and higher electricity volume purchased ($5 million) associated with an expanded customer base and higher customer demand.
Costs of sales for the Power Distribution segment increased by $251 million to $814 million for the six months ended June 30, 2010 compared to $563 million for the six months ended June 30, 2009. The increase was primarily due to the devaluation of the U.S. dollar, higher distribution volumes and the consolidation of EMDERSA beginning in September 2009.

8

Costs of sales increased at Elektro ($163 million), ENSA ($50 million) and, due to the 2009 acquisition, EMDERSA ($37 million) for the six month comparison period. The increased costs of sales of Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($68 million) and higher electricity volume purchased ($59 million) associated with increased customer demand driven by the economic recovery and energy price tracking account adjustments ($41 million) driven by higher energy prices. The increased costs of sales of ENSA were primarily due to a higher average price of purchased electricity ($40 million) as a result of increased fuel costs and higher electricity volume purchased ($10 million) associated with an expanded customer base and higher customer demand.
Power Generation
Costs of sales for the Power Generation segment increased by $14 million to $183 million for the three months ended June 30, 2010 compared to $169 million for the three months ended June 30, 2009. The increase was primarily due to the increased costs of sales of San Felipe ($14 million), Tipitapa ($5 million), Corinto ($3 million), PQP ($3 million) and Luoyang ($3 million), partially offset by the decreased costs of sales of EPE ($12 million). The increased costs of sales of San Felipe were primarily due to higher fuel prices that will be passed on to its customers with a certain time lag, and higher generation volume as a result of higher dispatch orders received in the current quarter. The increased costs of sales at Tipitapa and Corinto were primarily due to higher fuel prices. The increased cost of sales of PQP were primarily due to higher electricity volume purchased from the spot market driven by lower dispatch orders received in 2010 as a result of the availability of lower priced electricity from alternative sources and higher fuel prices, partially offset by lower generation volumes. The increased costs of sales of Luoyang were primarily due to higher generation volume as a result of higher dispatch orders and higher fuel costs. The decreased costs of sales of EPE were primarily due to the termination of its take-or-pay contracts with TBS in October 2009, which terminated its fixed capacity payments. Such costs of sales are eliminated in consolidation.
Costs of sales for the Power Generation segment increased by $18 million to $389 million for the six months ended June 30, 2010 compared to $371 million for the six months ended June 30, 2009. The increase was primarily due to the increased costs of sales of San Felipe ($27 million), PQP ($16 million), Corinto ($10 million), Tipitapa ($8 million), JPPC ($7 million), Luoyang ($7 million) and DCL ($4 million), partially offset by the decreased costs of sales of Trakya ($37 million) and EPE ($25 million). The increased costs of sales of San Felipe were primarily due to higher fuel prices that will be passed on to its customers with a certain time lag, higher consumption of heavy fuel (which runs less efficiently than diesel) due to the unavailability of its diesel generation unit that was under repair during the first quarter of 2010, and higher generation volume as a result of higher dispatch orders received in 2010. The increased costs of sales of PQP were primarily due to higher electricity volume purchased from the spot market driven by lower dispatch orders received in 2010 as a result of the availability of lower priced electricity from alternative sources and higher fuel prices, partially offset by lower generation volumes. The increased costs of sales of Corinto, Tipitapa and JPPC were primarily due to higher fuel prices. The increased costs of sales at Luoyang were primarily due to higher generation volume as a result of higher dispatch orders and higher fuel costs. The decreased costs of sales of Trakya were primarily due to lower fuel prices and lower generation volume caused by the availability of hydro generation plants. The decreased costs of sales of EPE were primarily due to the termination of its take-or-pay contracts. Such costs of sales are eliminated in consolidation.
Natural Gas Transportation and Services
Costs of sales for the Natural Gas Transportation and Services segment were $1 million and $4 million for the three months ended June 30, 2010 and 2009, respectively.
Costs of sales for the Natural Gas Transportation and Services segment were $4 million and $7 million for the six months ended June 30, 2010 and 2009, respectively.

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Natural Gas Distribution
Costs of sales for the Natural Gas Distribution segment increased by $8 million to $106 million for the three months ended June 30, 2010 compared to $98 million for the three months ended June 30, 2009. The increase was primarily due to the increased costs of sales of Cálidda ($8 million) and Huatong ($6 million), partially offset by the decreased cost of sales of Promigas’ subsidiaries ($6 million). The increased costs of sales of Cálidda and Huatong were primarily due to higher distribution volume as a result of expanded customer base. The decreased costs of sales of Promigas’ subsidiaries were primarily due to the deconsolidation of one subsidiary (E2) during the current year, partially offset by the increased costs of sales of other Promigas’ subsidiaries that were due to higher distribution volume, which was driven by higher industrial customer demand and an expanded customer base, and the appreciation of the Colombian peso relative to the U.S. dollar based on the average rates for the three month comparison period.
Costs of sales for the Natural Gas Distribution segment increased by $32 million to $223 million for the six months ended June 30, 2010 compared to $191 million for the six months ended June 30, 2009. The increase was primarily due to the increased costs of sales of Cálidda ($16 million), Huatong ($12 million) and Promigas’ subsidiaries ($4 million). The increased costs of sales of Cálidda and Huatong were primarily due to higher distribution volume as a result of an expanded customer base. The increased costs of sales of Promigas’ subsidiaries were primarily due to higher distribution volume, which was driven by higher industrial customer demand and an expanded customer base, and the appreciation of the Colombian peso relative to the U.S. dollar, partially offset by the decreased costs of sales associated with the deconsolidation of its subsidiary E2.
Gross Margin
Gross margin is defined as revenues less costs of sales that may differ from the manner in which other companies may define gross margin. The following table reflects gross margin by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$253	$164	$527	$354
Power Generation	68	68	130	136
Natural Gas Transportation and Services	38	47	77	92
Natural Gas Distribution	60	56	114	111
Headquarters/Other/Eliminations	5	2	10	4

Total gross margin	$424	$337	$858	$697

Gross margin increased by $87 million to $424 million for the three months ended June 30, 2010 compared to $337 million for the three months ended June 30, 2009. The increase was primarily due to the increase in gross margin of the Power Distribution segment ($89 million) as described below.
Gross margin increased by $161 million to $858 million for the six months ended June 30, 2010 compared to $697 million for the six months ended June 30, 2009. The increase was primarily due to the increase in gross margin of the Power Distribution segment ($173 million), partially offset by the decrease in gross margin of the Natural Gas Transportation and Services segment ($15 million) as described below.
Power Distribution
Gross margin for the Power Distribution segment increased by $89 million to $253 million for the three months ended June 30, 2010 compared to $164 million for the three months ended June 30, 2009. The increase was primarily due to the increased gross margin at Elektro ($60 million) and the additional gross margin from the consolidation of EMDERSA in September 2009 ($28 million). The increase in gross margin of Elektro was primarily due to the translation impact of the appreciation of the Brazilian real relative to the U.S. dollar, higher distribution volume driven by higher customer demand and unfavorable revenue adjustments in the second quarter of 2009.
Gross margin for the Power Distribution segment increased by $173 million to $527 million for the six months ended June 30, 2010 compared to $354 million for the six months ended June 30, 2009. The increase was primarily due to the increased gross margin of Elektro ($110 million) as discussed above and the additional gross margin from the consolidation of EMDERSA ($58 million) in September 2009.

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Power Generation
Gross margin for the Power Generation segment was $68 million for each of the three months ended June 30, 2010 and 2009. Decreased gross margin of San Felipe was offset by EPE. The decreased gross margin of San Felipe was primarily due to the timing of recognition of pass-through costs under the PPA structure. Under the PPA, revenue pricing is based on the costs incurred for a portion of the heavy fuel used in generation on an approximate one-year lag (when the fuel prices were generally lower) while the costs of sales are based on current fuel prices (which are generally higher in the second quarter of 2010 compared to 2009). The favorable impact of EPE was primarily due to the termination of its take-or-pay contracts with TBS in October 2009, which terminated its fixed capacity payments. Such gross margin is eliminated in consolidation.
Gross margin for the Power Generation segment decreased by $6 million to $130 million for the six months ended June 30, 2010 compared to $136 million for the six months ended June 30, 2009. The decrease was primarily due to lower gross margin of San Felipe, partially offset by EPE. The decreased gross margin of San Felipe was primarily due to the timing of recognition of pass-through costs, and San Felipe consuming more heavy fuel during the first quarter of 2010 due to the unavailability of its diesel generation unit, which further decreased the gross margin. The favorable impact of EPE was primarily due to the termination of its take-or-pay contracts with TBS in October 2009. Such gross margin is eliminated in consolidation.
Natural Gas Transportation and Services
Gross margin for the Natural Gas Transportation and Services segment decreased by $9 million to $38 million for the three months ended June 30, 2010 compared to $47 million for the three months ended June 30, 2009. The decrease was primarily due to lower gross margin of TBS. The decreased gross margin of TBS was primarily due to the termination of its take-or-pay contract with EPE in October 2009, which terminated its fixed capacity revenues. Such gross margin is eliminated in consolidation.
Gross margin for the Natural Gas Transportation and Services segment decreased by $15 million to $77 million for the six months ended June 30, 2010 compared to $92 million for the six months ended June 30, 2009. The decrease was primarily due to lower gross margin of TBS, partially offset by an increased gross margin of Promigas and its subsidiaries. The decreased gross margin of TBS was primarily due to the termination of its take-or-pay contract with EPE in October 2009, which terminated its fixed capacity revenues. Such gross margin is eliminated in consolidation. The increased gross margin of Promigas and its subsidiaries was primarily due to higher volume transported as a result of increased customer demand and the appreciation of Colombian peso relative to the U.S. dollar based on the average rates for the six month comparison period.
Natural Gas Distribution
Gross margin for the Natural Gas Distribution segment increased by $4 million to $60 million for the three months ended June 30, 2010 compared to $56 million for the three months ended June 30, 2009. The increase was primarily due to the increased gross margin of Cálidda as a result of higher distribution volume and a higher tariff rate effective in March 2010.
Gross margin for the Natural Gas Distribution segment increased by $3 million to $114 million for the six months ended June 30, 2010 compared to $111 million for the six months ended June 30, 2009. The increase was primarily due to the increased gross margin of Cálidda and Huatong, partially offset by the decreased gross margin of Promigas’ subsidiaries. The increased gross margin of Cálidda was primarily due to higher distribution volume as a result of an expanded customer base and a higher tariff rate effective in March 2010. The increased gross margin of Huatong was primarily due to higher distribution volume as a result of an expanded customer base. The decreased gross margin of Promigas’ subsidiaries was primarily due to the deconsolidation of one subsidiary.

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Operating Expenses
Operations, Maintenance and General and Administrative Expenses
The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$105	$64	$206	$130
Power Generation	29	16	60	38
Natural Gas Transportation and Services	15	15	26	28
Natural Gas Distribution	25	26	49	39
Headquarters/Other/Eliminations	23	17	42	37

Total operations, maintenance and general and administrative expenses	$197	$138	$383	$272

Operations, maintenance and general and administrative expenses increased by $59 million to $197 million for the three months ended June 30, 2010 compared to $138 million for the three months ended June 30, 2009. The overall increase was primarily due to the appreciation of the local currency relative to the U.S. dollar. The increase was primarily in the Power Distribution segment ($41 million) and the Power Generation segment ($13 million) as described below. In addition, the operations, maintenance and general and administrative expenses of the Parent Company increased by $6 million as a result of the increased expenses for outside services and professional fees and higher salary and benefits expenses.
Operations, maintenance and general and administrative expenses increased by $111 million to $383 million for the six months ended June 30, 2010 compared to $272 million for the six months ended June 30, 2009. The overall increase was primarily due to the appreciation of the local currency relative to the U.S. dollar. The increase was primarily in the Power Distribution segment ($76 million) and the Power Generation segment ($22 million) as described below. In addition, the operations, maintenance and general and administrative expenses of the Parent Company increased by $5 million as a result of the increased expenses for outside services and professional fees and higher salary and benefits expenses.
Power Distribution
Operations, maintenance and general and administrative expenses for the Power Distribution segment increased by $41 million to $105 million for the three months ended June 30, 2010 compared to $64 million for the three months ended June 30, 2009. The increase was primarily due to the acquisition of EMDERSA in 2009 ($17 million) and the increased expenses of Elektro ($17 million) and EDEN ($6 million). The increased expenses of Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar and increased maintenance expenses and professional services fees. The increased expenses of EDEN were primarily due to lower expenses in the second quarter of 2009 as a result of the reversal of a previously accrued penalty provision related to operations in May 2009.
Operations, maintenance and general and administrative expenses for the Power Distribution segment increased by $76 million to $206 million for the six months ended June 30, 2010 compared to $130 million for the six months ended June 30, 2009. The increase was primarily due to the acquisition of EMDERSA in 2009 ($32 million) and the increased expenses of Elektro ($37 million) and EDEN ($7 million). The increased expenses of Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar and increased maintenance expenses and professional services fees. The increased expenses of EDEN were primarily due to lower expenses in the second quarter of 2009 as a result of the reversal of a previously accrued penalty provision related to operations in May 2009.
Power Generation
Operations, maintenance and general and administrative expenses for the Power Generation segment increased by $13 million to $29 million for the three months ended June 30, 2010 compared to $16 million for the three months ended June 30, 2009. The increase was primarily due to the increased expenses of San Felipe ($8 million) and Trakya ($6 million). The increased expenses of San Felipe were primarily due to the repair costs for a compressor in its diesel generation unit and lower expenses in 2009 as a result of property damage insurance reimbursements received in the second quarter of 2009. The increased expenses of Trakya ($6 million) were primarily due to higher maintenance expenses as a result of minor plant maintenance performed in the current quarter.

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Operations, maintenance and general and administrative expenses for the Power Generation segment increased by $22 million to $60 million for the six months ended June 30, 2010 compared to $38 million for the six months ended June 30, 2009. The increase was primarily due to the increased expenses of San Felipe ($11 million) and Trakya ($10 million). The increased expenses of San Felipe were primarily due to the repair costs for the compressor and lower expenses in 2009 as a result of property damage insurance reimbursements. The increased expenses of Trakya were primarily due to turbine blade refurbishment costs and higher maintenance expenses as a result of minor plant maintenance performed in the second quarter of 2010.
Natural Gas Transportation and Services
Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment were $15 million for each of the three months ended June 30, 2010 and 2009.
Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment decreased by $2 million to $26 million for the six months ended June 30, 2010 compared to $28 million for the six months ended June 30, 2009.
Natural Gas Distribution
Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment decreased by $1 million to $25 million for the three months ended June 30, 2010 compared to $26 million for the three months ended June 30, 2009.
Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $10 million to $49 million for the six months ended June 30, 2010 compared to $39 million for the six months ended June 30, 2009. The increase was primarily due to higher salary and benefit expenses of certain Promigas subsidiaries, and the appreciation of the Colombian peso relative to the U.S. dollar based on the average rates for the six month comparison period.
Depreciation and Amortization
The following table reflects depreciation and amortization expense by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$36	$32	$70	$61
Power Generation	9	11	17	22
Natural Gas Transportation and Services	5	5	11	10
Natural Gas Distribution	7	5	13	11
Headquarters/Other/Eliminations	2	2	4	3

Total depreciation and amortization expenses	$59	$55	$115	$107

Total depreciation and amortization expenses increased by $4 million to $59 million for the three months ended June 30, 2010 compared to $55 million for the three months ended June 30, 2009. The increase was primarily due to the increased depreciation and amortization expenses of Elektro ($2 million) as a result of the appreciation of the Brazilian real relative to the U.S. dollar based on the average rates for the three month comparison period.
Total depreciation and amortization expenses increased by $8 million to $115 million for the six months ended June 30, 2010 compared to $107 million for the six months ended June 30, 2009. The increase was primarily due to Elektro ($6 million) as a result of the appreciation of the Brazilian real and the consolidation of EMDERSA beginning in September 2009 ($2 million).

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(Gain) Loss on Disposition of Assets
For the three months ended June 30, 2010, AEI recorded a net gain on disposition of assets totaling $7 million compared to a net loss of $5 million for the three months ended June 30, 2009. The $7 million net gain in the current quarter was primarily related to the gain ($11 million) of Promigas on the sale of a cost method investment, partially offset by a $4 million net loss of Elektro associated with the ordinary course sale of operating equipment compared to a $5 million net loss in the second quarter of 2009.
For the six months ended June 30, 2010, AEI recorded a net gain on disposition of assets totaling $3 million compared to a net loss of $10 million for the six months ended June 30, 2009. The $3 million net gain for the first six months of 2010 was primarily related to the gain ($11 million) of Promigas on the sale of a cost method investment and the gain ($3 million) of Huatong associated with the sell-down of its ownership interest in two subsidiaries, partially offset by an $11 million net loss of Elektro associated with the ordinary course sale of operating equipment compared to a $10 million net loss in the first six months of 2009.
Equity Income from Unconsolidated Affiliates
The following table reflects equity income from unconsolidated affiliates by segment:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$21	$18	$40	$33
Power Generation	—	—	—	2
Natural Gas Transportation and Services	2	4	6	11
Natural Gas Distribution	3	3	9	6
Headquarters/Other/Eliminations	(1)	(2)	(3)	(2)

Total equity income from unconsolidated affiliates	$25	$23	$52	$50

Equity income from unconsolidated affiliates increased by $2 million for both the three and six months ended June 30, 2010 compared to the same periods of 2009 primarily due to the increased equity income at Chilquinta as a result of higher earnings realized in 2010.
Operating Income
The following table reflects the contribution of each segment to operating income in the comparative periods:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$126	$80	$273	$184
Power Generation	28	40	51	76
Natural Gas Transportation and Services	29	29	52	61
Natural Gas Distribution	31	27	62	65
Headquarters/Other/Eliminations	(22)	(19)	(40)	(40)

Total operating income	$192	$157	$398	$346

Operating income for the three months ended June 30, 2010 increased by $35 million to $192 million compared to $157 million for the three months ended June 30, 2009. The increase was primarily due to the increase in the Power Distribution segment ($46 million) as described below.
Operating income for the six months ended June 30, 2010 increased by $52 million to $398 million compared to $346 million for the six months ended June 30, 2009. The increase was primarily due to the increase in the Power Distribution segment ($89 million), partially offset by the decrease in the Power Generation segment ($25 million), as described below.

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Power Distribution
Operating income for the Power Distribution segment increased by $46 million to $126 million for the three months ended June 30, 2010 compared to $80 million for the three months ended June 30, 2009. The increase was mainly due to higher operating income of Elektro ($40 million) and the consolidation of EMDERSA beginning in September 2009 ($8 million). The increased operating income of Elektro was primarily due to a higher gross margin driven by higher distribution volume as a result of the economic recovery and the appreciation of the Brazilian real relative to the U.S. dollar.
Operating income for the Power Distribution segment increased by $89 million to $273 million for the six months ended June 30, 2010 compared to $184 million for the six months ended June 30, 2009. The increase was mainly due to higher operating income of Elektro ($64 million) and the additional operating income from the consolidation of EMDERSA ($19 million) beginning in September 2009. The increased operating income of Elektro was primarily due to a higher gross margin driven by higher distribution volume as a result of the economic recovery and the appreciation of the Brazilian real relative to the U.S. dollar.
Power Generation
Operating income for the Power Generation segment decreased by $12 million to $28 million for the three months ended June 30, 2010 compared to $40 million for the three months ended June 30, 2009, primarily due to the decrease of San Felipe ($23 million), partially offset by the increase of EPE ($13 million). The decreased operating income of San Felipe was primarily due to the decreased gross margin as a result of the timing of recognition of pass-through costs under its PPA structure. The higher operating income of EPE was primarily due to the termination of fixed capacity payments required under its take-or-pay contract with TBS in October 2009. Such operating income is eliminated in consolidation.
Operating income for the Power Generation segment decreased by $25 million to $51 million for the six months ended June 30, 2010 compared to $76 million for the six months ended June 30, 2009, primarily due to the decrease of San Felipe, partially offset by the increase of EPE. The decreased operating income of San Felipe was primarily due to the decreased gross margin as a result of the timing of recognition of pass-through costs under its PPA structure and the unavailability of its diesel generation unit that was under repair during the first quarter of 2010. The higher operating income of EPE was primarily due to the termination of fixed capacity payments required under its take-or-pay contract with TBS in October 2009. Such operating income is eliminated in consolidation.
Natural Gas Transportation and Services
Operating income for the Natural Gas Transportation and Services segment was $29 million for the three months ended June 30, 2010 and 2009.
Operating income for the Natural Gas Transportation and Services segment decreased by $9 million to $52 million for the six months ended June 30, 2010 compared to $61 million for the six months ended June 30, 2009. The decrease was primarily due to the lower operating income of TBS as a result of the termination of fixed capacity revenues required under its take-or-pay contract with EPE in October 2009. Such operating income is eliminated in consolidation.
Natural Gas Distribution
Operating income for the Natural Gas Distribution segment increased by $4 million to $31 million for the three months ended June 30, 2010 compared to $27 million for the three months ended June 30, 2009. The increase was primarily at Promigas associated with the gain on the sale of its cost investments in the second quarter of 2010.
Operating income for the Natural Gas Distribution segment decreased by $3 million to $62 million for the six months ended June 30, 2010 compared to $65 million for the six months ended June 30, 2009. The decrease was primarily at Promigas as a result of higher salary and benefit expenses at certain Promigas subsidiaries, partially offset by the appreciation of the Colombian peso relative to the U.S. dollar based on the average rates for the six month comparison period.

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Interest Income
Interest income increased by $3 million to $20 million for the three months ended June 30, 2010 compared to $17 million for the three months ended June 30, 2009. Of the interest income earned during the three months ended June 30, 2010 and 2009, 60% and 59% was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The increase at Elektro was primarily due to the appreciation of Brazilian real relative to the U.S. dollar based on the average rates for the three month comparison period.
Interest income increased by $5 million to $37 million for the six months ended June 30, 2010 compared to $32 million for the six months ended June 30, 2009. Of the interest income earned during the six months ended June 30, 2010 and 2009, 62% and 53% was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The increase at Elektro was primarily due to the appreciation of Brazilian real relative to the U.S. dollar based on the average rates for the six month comparison period.
Interest Expense
Interest expense increased by $7 million to $74 million for the three months ended June 30, 2010 compared to $67 million for the three months ended June 30, 2009. The increase was primarily due to the increased interest expense of Elektro and higher interest expense of EMDERSA as a result of its consolidation in September 2009, partially offset by the decreased interest expense of the Parent Company. The increased interest expense of Elektro was primarily due to higher interest rates, a higher debt balance and the appreciation of Brazilian real relative to the U.S. dollar based on the average rates for the three month comparison period. The decreased interest expense of the Parent Company was primarily due to a lower debt balance in the current quarter compared to the second quarter of 2009 as a result of the repayment of senior and revolving credit facilities and the conversion of PIK notes.
Interest expense increased by $6 million to $139 million for the six months ended June 30, 2010 compared to $133 million for the six months ended June 30, 2009. The increase was primarily due to the increased interest expense of Elektro and higher interest expense of EMDERSA as a result of its consolidation in September 2009, partially offset by the decreased interest expense of the Parent Company. The increased interest expense of Elektro was primarily due to higher interest rates, a higher debt balance and the appreciation of Brazilian real relative to the U.S. dollar based on the average rates for the six month comparison period. The decreased interest expense of the Parent Company was primarily due to a lower debt balance in the first six months of 2010 compared to the first six months of 2009 as a result of the repayment of senior and revolving credit facilities and the conversion of PIK notes.
Foreign Currency Transaction Gain (Loss), Net
The net foreign currency transaction gain (loss) was $0 million for the three months ended June 30, 2010 compared to a $9 million net gain ($4 million net of income tax and noncontrolling interests) for the three months ended June 30, 2009.
The net foreign currency transaction loss was $3 million ($2 million net of income tax and noncontrolling interests) for the six months ended June 30, 2010 compared to a $2 million net gain (less than $1 million net of income tax and noncontrolling interests) for the six months ended June 30, 2009.
Provision for Income Taxes
AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned.

16

The provision for income taxes for the continuing operations for the three months ended June 30, 2010 and 2009 was $56 million and $37 million, respectively. The estimated effective income tax rates for the three months ended June 30, 2010 and 2009 were 38.6% and 21.1%, respectively. The higher effective tax rate in the second quarter of 2010 compared to 2009 was largely attributable to tax benefits recorded in the second quarter of 2009 resulting from settlement of uncertain tax positions, as well as the timing of certain losses generated by AEI and its Cayman Island subsidiaries in the first two quarters of 2009. Both effective tax rates were higher than the statutory rate primarily due to taxes generated at the local operating companies, and losses generated by AEI and its Cayman Islands subsidiaries for which no tax benefit has been provided and that increased the effective tax rate for this period.
The provision for income taxes for the continuing operations for the six months ended June 30, 2010 and 2009 was $118 million and $108 million, respectively. The estimated effective income tax rates for the six months ended June 30, 2010 and 2009 were 38.6% and 35.1%, respectively. The higher effective tax rate of in the first half of 2010 compared to 2009 was largely attributable to tax benefits recorded in the second quarter of 2009 resulting from settlement of uncertain tax positions. Both effective tax rates were higher than the statutory rate primarily due to taxes generated at the local operating companies, and losses generated by AEI and its Cayman Islands subsidiaries for which no tax benefit has been provided and that increased the effective tax rate for this period.
Discontinued Operations
On May 14, 2010, the Company signed an agreement to sell its 52.1% ownership interest in Proenergía to a third party, and as such, AEI reported the operating results of Proenergía, which comprised the Retail Fuel segment, as discontinued operations for the three and six months ended June 30, 2010 and 2009. The Company recorded a net gain of $79 million in the second quarter of 2010, net of $0 million in taxes. See Note 3 to the unaudited condensed consolidated financial statements for more information on the sale of Proenergía.
Noncontrolling Interests
The following table reflects the main components of net income from continuing operations — noncontrolling interests:

	For the		For the
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Promigas	$17	$19	$33	$32
Cuiaba	—	(3)	—	(9)
Trakya	1	5	2	11
ENSA	4	3	7	5
Other	—	—	1	(2)

Total net income — noncontrolling interests	$22	$24	$43	$37

Net income from continuing operations — noncontrolling interests decreased by $2 million to $22 million for the three months ended June 30, 2010 compared to $24 million for the three months ended June 30, 2009.
Net income from continuing operations — noncontrolling interests increased by $6 million to $43 million for the six months ended June 30, 2010 compared to $37 million for the six months ended June 30, 2009. The increase was primarily due to the acquisition of additional ownership interests of Cuiabá in December 2009, which had negative consolidated net income in the first six months of 2009 and higher consolidated net income of ENSA, partially offset by the acquisition of additional ownership interests of Trakya in August 2009.
Net Income Attributable to AEI
As a result of the factors discussed above, net income attributable to AEI for the three and six months ended June 30, 2010 was $148 million and $233 million, respectively, compared to net income attributable to AEI of $125 million and $168 million, respectively, for the three and six months ended June 30, 2009.

17

Adjusted Net Income Attributable to AEI
Adjusted net income attributable to AEI is defined as net income attributable to AEI excluding impairments and other charges, foreign currency transaction gains and losses, gains and losses on early retirement of debt, gains and losses on sales of assets, and settlements that are not related to the periods presented. We exclude these items from our internal measurements of performance. These items are generally non-cash and are not included by investors, financial analysts and the public when determining valuation and expectations for future performance of the company. Additionally, the Company has excluded the impact of discontinued operations including the gain on sale of Proenergía. Considering these items, adjusted net income attributable to AEI for the three and six months ended June 30, 2010 was $62 million and $139 million, respectively, compared to adjusted net income attributable to AEI of $68 million and $128 million, respectively, for the three and six months ended June 30, 2009.

	For the		For the
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Net income attributable to AEI	$148	$125	$233	$168
Net income from discontinued operations	(87)	(43)	(114)	(21)
Net income from discontinued operations — noncontrolling interests	6	32	26	16

Net income attributable to AEI from continuing operations	67	114	145	163
Gain on sale of investment	(6)	—	(6)	—
Gain on sale of subsidiaries	—	—	(3)	—
Loss on early retirement of Trakya debt	1	—	1	—
Gain on early retirement of EDEN debt	—	(3)	—	(3)
Elektro — prior year social contributions accrual reversal	—	(32)	—	(32)
Foreign currency transaction (gain) loss, net	—	(4)	2	—

Adjusted net income attributable to AEI	$62	$75	$139	$128

Factors contributing to adjusted net income attributable to AEI, excluding discontinued operations, are as follows:
•	Net income from discontinued operations includes the $79 million gain on the sale of Proenergía in the second quarter of 2010
•	Gain of $6 million ($11 million gross) on the sale of Promigas’ cost method investment in the second quarter of 2010
•	Huatong recognized a $3 million gain on the sale of a portion of its ownership interest in two subsidiaries in the first quarter of 2010
•	Loss of $1 million on the extinguishment of Trakya’s debt in the second quarter of 2010
•	Gain of $3 million on the extinguishment of debt from purchases of EDEN’s debt by AEI in the second quarter of 2009
•	A $32 million net of tax ($49 million gross) accrual reversal recorded by Elektro in Other income in the second quarter of 2009 for the reversal of a social contribution accrual recorded prior to 2004
•	Non-cash foreign currency (gain) loss on financial assets and liabilities
Capital Resources and Liquidity
Capital Expenditures
Capital expenditures for continuing operations were $272 million and $137 million for the six months ended June 30, 2010 and 2009, respectively, of which $69 million and $2 million for the six months ended June 30, 2010 and 2009, respectively, correspond to capital expenditures at the development project Jaguar. Capital expenditures for six months ended June 30, 2010 and 2009 also include $87 million and $61 million, respectively, associated with Elektro and $14 million in each period associated with Promigas and its consolidated subsidiaries. For the six months ended June 30, 2010, capital expenditures included $44 million of maintenance capital expenditures, $78 million of regulatory capital expenditures, which are required by the regulators or by contract, but contribute to future revenue growth, and $150 million related to growth projects. For 2010, capital spending is expected to total $776 million, of which $243 million, $204 million and $81 million correspond to capital expenditures at the development projects of Jaguar and Fenix, Elektro and Promigas (including its consolidated subsidiaries), respectively. Planned capital expenditures for 2010 include capital spending on new project construction in the Power Generation segment, expansions of the asset base in the Power Distribution, Natural Gas Distribution particularly at Cálidda and Natural Gas Transportation and Services, and maintenance expenditures related to existing assets across all segments. These capital expenditures are expected to be financed using a combination of cash provided by the businesses’ operations, business level financing and equity contributions from shareholders.

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Subsidiary Distributions to Parent
Subsidiary Distributions to Parent is the amount of cash distributed by our operating businesses including dividends, returns of capital, management fees, intercompany loan and interest payments, development fees and development cost reimbursements. Subsidiary Distributions to Parent for the first six months of 2010 and 2009 were $380 million and $243 million, respectively.
Cash Flows for the Six Months Ended June 30, 2010 and 2009
Cash Flows from Operating Activities
Cash provided by operating activities was $290 million in the first six months of 2010 compared to $296 million in the first six months of 2009 representing a decrease of $6 million. Cash provided by operating activities before consideration of working capital, regulatory assets and liabilities and other changes was $317 million in the first six months of 2010 compared to $369 million in the first six months of 2009. The decrease in cash flows from operating activities excluding working capital, regulatory and other changes of $52 million was primarily due to the amortization of deferred revenue greater than cash received for some power generation companies due to a step-down in contractual payments starting in 2010. This was partially offset by higher net income excluding the gain on the sale of Proenergia and higher distributions from unconsolidated affiliates in the first six months of 2010. The total change in working capital, excluding regulatory assets and liabilities and other, in the first six months of 2010 was a net outflow of $54 million, while the total change in working capital in the first six months of 2009 was an outflow of $18 million. The increased cash outflow was due primarily to the increased trade receivables driven by higher revenues. Net regulatory assets increased in the first six months of 2010 by $22 million compared to an increase in the first six months of 2009 of $11 million. The change in net regulatory assets reflects the timing lags in collection of pass-through of energy costs.
Cash Flows from Investing Activities
Cash used in investing activities for the first six months of 2010 was $188 million compared to cash used in investing activities of $104 million for the first six months of 2009. Capital expenditures increased by $118 million to $284 million in the first six months of 2010 compared to $166 million in the same period of 2009 due primarily to the new development project construction started in 2010 at Jaguar. During the first six months of 2010, Huatong sold down its ownership in two subsidiaries for cash of $14 million, with $15 million of cash being deconsolidated; Promigas sold its cost method investment for cash of $11 million; AEI sold Proenergía for cash of $240 million, with $80 million of cash being deconsolidated; AEI sold its equity investment in Accroven receiving cash of $13 million and $94 million in notes receivable, $30 million of which was collected in August 2010. During the first six months of 2009, the Company received the second payment of $60 million from YPFB related to the sale of its investment in Transredes. Additionally, the Company paid cash of $77 million for the acquisitions of Baicheng, Amayo II and an additional ownership interest in Amayo, with $6 million of cash being consolidated, during the first six months of 2010, compared to $22 million in the same period of 2009 for the acquisitions of equity interest in EMDERSA and an additional equity interest in Emgasud. During the first six months of 2010, restricted cash increased $38 million primarily at Elektro and Fenix. Elektro increased its restricted cash for accrued interest expenses to be paid in the next quarter and a new short term energy purchase contract requiring the restrictions on cash. Fenix increased its restricted cash for a new gas supply contract requiring the restrictions on cash. In addition, during the first six months of 2010, Promigas received $23 million of cash from the maturity of short-term investments.
Cash Flows from Financing Activities
Cash used in financing activities for the first six months of 2010 was $161 million compared to $412 million for the first six months of 2009. During the first six months of 2010, the Company issued $802 million of new debt, primarily at Baicheng, Cálidda, ENSA, EMDERSA, Promigas and Trakya, and repaid $808 million of its debt, primarily at the Parent Company, Proenergía, Trakya and Elektro. During the first six months of 2010, the Company purchased an additional 30% ownership interest in the already consolidated subsidiary BMG for $35 million in cash and paid dividends of $109 million to noncontrolling interest holders primarily at Proenergía, Promigas and Trakya. This compares to $39 million of dividends paid to noncontrolling interest holders primarily at Promigas and Trakya in the first six months of 2009.

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